Maybank

08002767

Our file ref. : GSS/M201

RECEIVED
2008 MAY 22 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 16 April 2008
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	29 April 2008	Notice of Extraordinary General Meeting – Proposed Acquisition of Up to 100% of PT Bank Internasional Indonesia TBK ("BII") Pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings Pte. Ltd. ("Sorak") which holds Approximately 55.6% Equity Interest in BII for a Total Cash Consideration of Approximately Indonesian Rupiah ("RP")13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank Arising from the Proposed Acquisition for the Remaining Approximately 44.4% Equity Interest in BII not Owned by Sorak and any New Ordinary Shares in BII that may be issued pursuant to the exercise of option under BII's Employee Share Option Plan for a Total Cash Consideration of up to Approximately RP11.6 Trillion or the Equivalent of Approximately RM4.0 Billion.
2.	2 May 2008	Maybank-Suspension of Trading.

PROCESSED
MAY 28 2008
THOMSON REUTERS

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

M23



3.	5 May 2008	Proposed Acquisition by Maybank of up to 20% of the issued and paid-paid share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition").
4.	7 May 2008	Maybank and ICD sign MOU in relation to Global Takaful business
5.	14 May 2008	Financial Result – Quarterly for the Financial Period Ended 31 March 2008
6.	15 May 2008	Extraordinary General Meeting resolution - Acquisition of Up to 100% of PT Bank Internasional Indonesia TBK ("BII") Pursuant to: (A) Proposed Acquisition of the Entire Equity Interest in Sorak Financial Holdings Pte. Ltd. ("Sorak") which holds Approximately 55.6% Equity Interest in BII for a Total Cash Consideration of Approximately Indonesian Rupiah ("RP")13.9 Trillion or the Equivalent of Approximately RM4.8 Billion ("Proposed Acquisition"); and (B) Tender Offer by Maybank Arising from the Proposed Acquisition for the Remaining Approximately 44.4% Equity Interest in BII not Owned by Sorak and any New Ordinary Shares in BII that may be issued pursuant to the exercise of option under BII's Employee Share Option Plan for a Total Cash Consideration of up to Approximately RP11.6 Trillion or the Equivalent of Approximately RM4.0 Billion.

Yours faithfully
for **MAYBANK**,



MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.



Reference No **CU-080429-60700**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 29/04/2008

Type : Announcement

Subject : MALAYAN BANKING BERHAD ("MAYBANK" OR THE "COMPANY")

PROPOSED ACQUISITION OF UP TO 100% OF PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") WHICH HOLDS APPROXIMATELY 55.6% EQUITY INTEREST IN BII FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION");

AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING APPROXIMATELY 44.4% EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN FOR A TOTAL CASH CONSIDERATION OF UP TO APPROXIMATELY RP11.6 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.0 BILLION.

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Contents : Aseambankers Malaysia Berhad, on behalf of Maybank, wishes to announce that an Extraordinary General Meeting ("EGM") of the Company will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 15 May 2008 at 10.00 a.m. for the purpose of seeking shareholders' approval for the resolution as set out in the notice of EGM dated 30 April 2008 ("Notice"). A copy of the Notice is attached herewith for your attention.

This announcement is dated 29 April 2008.

Attachments : Notice.pdf



 Maybank

MALAYAN BANKING BERHAD

(Company No. 3813-K)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("EGM") of Malayan Banking Berhad ("Maybank" or "the Company") will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 15 May 2008, at 10.00 a.m. for the purpose of the following resolution:

ORDINARY RESOLUTION

PROPOSED ACQUISITION OF UP TO 100% OF PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") WHICH HOLDS APPROXIMATELY 55.6% EQUITY INTEREST IN BII FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP") 13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING APPROXIMATELY 44.4% EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN ("ESOP") FOR A TOTAL CASH CONSIDERATION OF UP TO APPROXIMATELY RP11.6 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.0 BILLION ("TENDER OFFER")

COLLECTIVELY REFERRED TO AS THE "PROPOSAL".

"THAT, subject to the relevant regulatory approvals being obtained, approval be and is hereby given for the Company:

(a) to acquire the entire equity interest in Sorak which holds approximately 55.6% equity interest in BII for a total cash consideration of approximately Rp13.9 trillion or the equivalent of approximately RM4.8 billion upon the terms and conditions of the Share Sale Agreement dated 26 March 2008 entered into between the Company and Fullerton Financial Holdings Pte. Ltd.; and

(b) to undertake the Tender Offer to acquire the remaining approximately 44.4% equity interest in BII not owned by Sorak and any new ordinary shares in BII that may be issued pursuant to the exercise of ESOP for a total cash consideration of up to approximately Rp11.6 trillion or the equivalent of approximately RM4.0 billion and any other obligations arising from and/or in connection with the Proposed Acquisition in accordance with the provisions of the Badan Pengawas Pasar Modal and Lembaga Keuangan, Indonesia, the Indonesia Stock Exchange, the securities law of Indonesia and any other relevant laws and regulations.

AND THAT the Directors and the Secretary of the Company be and are hereby authorised to give effect to the Proposal with full power to assent to any conditions, variations, modifications and/or amendments in any manner as may be required by any relevant authorities and to deal with all matters relating thereto and to take all such steps and do all acts and things in any manner as they may deem necessary or expedient to implement, finalise and give full effect to the Proposal."

By Order of the Board
MOHD NAZLAN MOHD GHAZALI
(LS 0008977)
Company Secretary

Kuala Lumpur
Date: 30 April 2008

Notes:

1. *A member entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote in his stead. A proxy shall be a member of the Company, an Advocate, an approved Company Auditor or a person approved by the Companies Commission of Malaysia. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal or in some other manner approved by its directors.*
2. *Duly completed Form of Proxy must be deposited at the Company's registered office at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia by 13 May 2008 at 10.00 a.m.*
3. *For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.*
4. *Only members registered in the Record of Depositors on or before 12.30 p.m., on 12 May 2008 shall be eligible to attend the EGM.*



Listing Circular

LISTING'S CIRCULAR NO. L/Q : 49631 OF 2008

Company Name : **MALAYAN BANKING BERHAD**
Stock Name : MAYBANK
Date Announced : 30/04/2008

Subject : MAYBANK-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents : Kindly be advised that the abovenamed Company's additional 1,625 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 2 May 2008.



Listing Circular
LISTING'S CIRCULAR NO. L/Q : 49655 OF 2008

Company Name : **MALAYAN BANKING BERHAD**

Stock Name : MAYBANK

Date Announced : 02/05/2008

Subject : MAYBANK- SUSPENSION OF TRADING

Contents : Kindly be advised that at the request of the above Company, trading in its securities has been suspended with effect from 4.48 p.m., Friday, 2 May 2008 pending an announcement.



General Announcement
Reference No **CU-080504-65042**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 05/05/2008

Type	: Announcement
Subject	: Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

Contents : On behalf of the Board of Directors of Maybank ("Board"), Aseambankers Malaysia Berhad ("Aseambankers") is pleased to announce that the Company had on 3 May 2008 entered into five (5) separate Share Purchase Agreements ("SPAs") with each of the respective party(ies):

(i) Mian Umer Mansha, Mian Hasan Mansha, Muhammad Saleem (collectively referred to as the "Individual Sellers");
(ii) Muslim Commercial Bank Limited Employees' Pension Fund;
(iii) The Muslim Commercial Bank Limited Provident Fund;
(iv) Nishat Mills Limited Employees Provident Fund Trust; and
(v) Adamjee Insurance Company Limited,

(collectively referred to as the "Vendor(s)" and "Vendor" shall, where the context permits, mean any one of them)

for the acquisition of 94,241,527 ordinary shares of par value PKR10 each in MCB ("Sale Shares") representing 15% of the issued and paid-up share capital of MCB for a cash price of PKR470 per MCB Share or a total cash consideration of approximately PKR44.29 billion or the equivalent of approximately RM2.17 billion (at the exchange rate of RM1.00 : PKR20.44, as at 2 May 2008).

Upon completion of the SPAs, Maybank will emerge as a major shareholder of MCB.

On the same date, Maybank also entered into the following:

(i) an Agreement for the Right to Sell and Purchase Shares with the Individual Sellers wherein its terms and conditions will cause Maybank to acquire additional ordinary shares of par value PKR10 each in MCB ("MCB Shares") of up to 5% of the issued and paid-up share capital of MCB; and

(ii) a Shareholders' Agreement with certain shareholders of MCB (the "Nishat Group") to reflect the long term relationship and strategic

cooperation between Maybank and the Nishat Group.

Please refer to the attachment below for the full details of the announcement.

This announcement is dated 5 May 2008.

Attachments : Announcement.pdf

MALAYAN BANKING BERHAD ("Maybank" or "the Company")

Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

1. INTRODUCTION

On behalf of the Board of Directors of Maybank ("Board"), Aseambankers Malaysia Berhad ("Aseambankers") is pleased to announce that the Company had on 3 May 2008 entered into five (5) separate Share Purchase Agreements ("SPAs") with each of the respective party(ies):

(i) Mian Umer Mansha, Mian Hasan Mansha, Muhammad Saleem (collectively referred to as the "Individual Sellers");
(ii) Muslim Commercial Bank Limited Employees' Pension Fund;
(iii) The Muslim Commercial Bank Limited Provident Fund;
(iv) Nishat Mills Limited Employees Provident Fund Trust; and
(v) Adamjee Insurance Company Limited,

(collectively referred to as the "Vendor(s)" and "Vendor" shall, where the context permits, mean any one of them)

for the acquisition of 94,241,527 ordinary shares of par value PKR10 each in MCB ("Sale Shares") representing 15% of the issued and paid-up share capital of MCB for a cash price of PKR470 per MCB Share or a total cash consideration of approximately PKR44.29 billion or the equivalent of approximately RM2.17 billion (at the exchange rate of RM1.00 : PKR20.44, as at 2 May 2008).

Upon completion of the SPAs, Maybank will emerge as a major shareholder of MCB.

On the same date, Maybank also entered into the following:

(i) an Agreement for the Right to Sell and Purchase Shares with the Individual Sellers wherein its terms and conditions will cause Maybank to acquire additional ordinary shares of par value PKR10 each in MCB ("MCB Shares") of up to 5% of the issued and paid-up share capital of MCB; and

(ii) a Shareholders' Agreement with certain shareholders of MCB (the "Nishat Group") to reflect the long term relationship and strategic cooperation between Maybank and the Nishat Group.

2. THE PROPOSED ACQUISITION

The Proposed Acquisition entails the acquisition by Maybank of the following:

(i) 94,241,527 MCB Shares from the Vendors representing 15% of the issued and paid-up share capital of MCB for a cash price of PKR470 per MCB Share or a total cash consideration of approximately PKR44.29 billion or the equivalent of approximately RM2.17 billion pursuant to the SPAs; and

(ii) additional MCB Shares of up to 5% of the issued and paid-up share capital from the Individual Sellers, which when combined with the Sale Shares, may cause Maybank to hold up to 20% of the issued and paid-up share capital of MCB pursuant to the Agreement for the Right to Sell and Purchase Shares.

It is contemplated that after the completion of the SPAs, Maybank and MCB will also enter into a business cooperation agreement, which will include Islamic banking, retail banking, credit cards and small medium enterprise banking as key partnership areas.

The purchase consideration shall be satisfied entirely by cash and will be financed via internal funds and/or external borrowings.

2.1 Background information on MCB

MCB, incorporated in 1947 in Pakistan, was previously known as Muslim Commercial Bank Limited. MCB is a banking company that is engaged in commercial banking and related services. MCB also offers asset management and insurance services to its customers through its subsidiary and affiliated companies. MCB Shares are traded on Karachi, Lahore and Islamabad Stock Exchanges in Pakistan whereas its Global Depository Receipts are traded on the International Order Book system of the London Stock Exchange.

MCB is the fourth largest bank in Pakistan by assets of approximately PKR412.90 billion or the equivalent of RM20.20 billion. MCB operates 1,026 branches including 8 Islamic banking branches within Pakistan and 6 branches outside the country (including Bahrain, Sri Lanka and the Karachi Export Processing Zone Branch). MCB has one of the largest automated teller machine ("ATM") networks in Pakistan with over 300 ATM locations.

MCB is the only bank in Pakistan that has been awarded 7 Euromoney Awards for the "Best Bank in Pakistan" and is also the recipient of 5 consecutive Asia Money Awards for "Best Domestic Commercial Bank".

Based on the audited financial statements of MCB and its subsidiaries ("MCB Group") for the financial year ended 31 December 2007, the consolidated profit after tax and net assets of MCB Group are approximately PKR16.44 billion and PKR57.55 billion or the equivalent of approximately RM0.80 billion and RM2.82 billion respectively.

Please refer to Appendix I for further information on the MCB Group.

2.2 Details of the vendors and their original cost of investments in MCB

The vendors of the Sale Shares are Mian Umer Mansha, Mian Hasan Mansha, Muhammad Saleem, Muslim Commercial Bank Limited Employees' Pension Fund, The Muslim Commercial Bank Limited Provident Fund, Nishat Mills Limited Employees Provident Fund Trust and Adamjee Insurance Company Limited.

The details of the original cost of investment of the Vendors in MCB are not publicly available.

2.3 Basis of arriving at the purchase consideration

The total purchase consideration for the MCB Shares of approximately PKR44.29 billion or the equivalent of approximately RM2.17 billion was arrived at on a willing buyer-willing seller basis after taking into consideration the following:

(i) the audited net assets of MCB Group for the financial year ended 31 December 2007 of approximately PKR57.55 billion or the equivalent of approximately RM2.82 billion (at the exchange rate of RM1.00 : PKR20.44, as at 2 May 2008);

(ii) the strong historical profitability and earnings potential of the MCB Group; and

(iii) the potential benefits to the Maybank Group.

2.4 Salient terms of the SPAs

The salient terms of the SPAs, include amongst others, the following:

(i) The purchase consideration of the Sale Shares is payable on the completion date by Maybank to the Vendors in accordance with the terms of the SPAs.

(ii) The SPAs are conditional on amongst others, the following:

  (a) the approval by Bank Negara Malaysia ("BNM") for the Proposed Acquisition;

  (b) the State Bank of Pakistan ("SBP") having:

    (i) recommended to the Government of Pakistan the dis-application of Section 14(1)(iv) of the Banking Companies Ordinance, 1962, to MCB, in respect of Maybank's holding voting rights in MCB of up to 20% of the total voting rights of MCB; and

    (ii) confirmed in writing that, amongst others:

      (A) the investment made by Maybank under the SPAs shall qualify for full repatriation rights as to divestment proceeds and dividend payments under the Foreign Exchange regulation Act 1947; and

      (B) Maybank shall be allowed to repatriate the disinvestment proceeds upon disinvestment of its MCB Shares in accordance with any other agreements to be executed by Maybank.

(c) the Government of Pakistan having notified that section 14(1)(iv) of the Banking Companies Ordinance, 1962, shall not apply to MCB in respect of Maybank holding up to 20% of the total voting rights of MCB;

(d) the Competition Commission of Pakistan having approved the proposed acquisition by Maybank of 15% of the issued and paid-up share capital of MCB as well as Maybank's intended subsequent acquisition of up to an additional 5% of the issued and paid-up share capital of MCB subsequently;

(e) the other members of the Vendors being ready, willing and able to transfer their respective MCB Shares to Maybank, which would bring Maybank's aggregate shareholding in MCB as at the completion date to 15% of the issued and paid up share capital of MCB; and

(f) the shareholders of Adamjee Insurance Company Limited having approved on its SPA in terms of a special resolution to be passed by the shareholders of Adamjee Insurance Company Limited.

(iii) If any of the conditions (to the extent that it has not been waived) is not fulfilled on or before 30 June 2008 (or such later date as the Vendors and Maybank may agree in writing), the SPAs shall automatically terminate.

(iv) Completion of the proposed acquisition of the Sale Shares shall be on the date (not being later than 30 June 2008 except as mutually agreed otherwise by the parties) that falls five (5) business days after the fulfilment (or waiver, if applicable) of the last of the conditions or at such other time and on such other date as the Vendors and Maybank may agree in writing.

2.5 Liabilities to be assumed

There will be no additional liabilities including contingent liabilities and guarantees to be assumed by Maybank arising from the Proposed Acquisition.

3. AGREEMENT FOR THE RIGHT TO SELL AND PURCHASE SHARES

The salient terms of the Agreement for the Right to Sell and Purchase Shares, include amongst others, the following:

(i) The Individual Sellers have the right to sell further MCB Shares to Maybank and Maybank shall be obliged to purchase such MCB Shares from the first business day after the completion date up to the first anniversary of the completion date ("Sell Right Period") on amongst others, the following terms and conditions:

(a) the Individual Sellers may sell or cause to be sold, and Maybank shall be obliged to purchase up to a maximum of MCB Shares which when combined with the Sale Shares will cause Maybank to hold no more than 20% of the issued and paid-up share capital of MCB;

(b) subject to the maximum limit as set out above, the Individual Sellers shall have the discretion to sell or cause to be sold MCB Shares in one transaction or a series of transactions initiated during the Sell Right Period; and

(c) the price per MCB Share payable by Maybank is set at PKR490 per MCB Share plus holding cost with the total price not exceeding PKR510 per MCB Share and will be adjusted for any bonus shares issuance or any changes to the capital structure of MCB.

(ii) In the event that the MCB Shares acquired by Maybank during the Sell Right Period ("Sell Right Shares") represent less than 2.5% of MCB's issued and paid-up share capital, Maybank has the right within the next five (5) business days after the Sell Right Period ("Purchase Right Period") to purchase further MCB Shares from the Individual Sellers and the Individual Sellers shall be jointly and severally obliged to sell or cause to be sold such MCB Shares on amongst others, the following terms and conditions:

(a) Maybank may purchase only in a single transaction initiated during the Purchase Right Period provided amongst others that the number of MCB Shares underlying such transaction together with the Sell Right Shares, will be equal to 2.5% of the issued and paid-up share capital of MCB; and

(b) the price per MCB Shares payable by Maybank is set at PKR490 per MCB Share plus holding cost with the total price not exceeding PKR510 per MCB Share and will be adjusted for any bonus shares issuance or any changes to the capital structure of MCB.

4. RATIONALE FOR THE PROPOSED ACQUISITION

In addition to the recently announced proposed acquisitions in Indonesia and Vietnam, the Proposed Acquisition will enable Maybank and its subsidiaries ("Maybank Group") to further expand its regional presence in key growth markets and to continue with its effort to establish itself as a financial services leader in the regional market.

The Proposed Acquisition will provide the Maybank Group with the opportunity to:

(i) position itself in a high growth and under-penetrated banking market with a large population;

(ii) establish strategic partnerships with a leading commercial bank in Pakistan with strong growth potential and with the Nishat Group, one of the leading and diversified business groups in Pakistan of MCB;

(iii) acquire a stake in the fourth largest bank in Pakistan in terms of assets with a wide distribution network; and

(iv) derive greater value through comprehensive business co-operation as the exclusive foreign commercial bank strategic partner to MCB.

5. PROSPECTS

5.1 Prospects Of The Pakistani Economy And Pakistani Services Industry

The country's economy continues to show resilience to domestic and international shocks. Although these have taken their toll, the economy is expected to turn in a reasonable growth performance during financial year 2008, albeit substantially lower than target. So far, the principal drag on the year's growth has been the outcome of kharif harvests and the slowdown in large scale manufacturing growth (particularly in December 2007). The services sector, on the other hand, seems set to show good performance for the sixth consecutive year.

Most of the indicators for the services sector suggest robust growth in this sector during the first half of financial year 2008. Wholesale and retail trade seems likely to perform well given a significant increase in imports (which accounts for more than half of the value addition in this sub-sector). This sub-sector is also likely to benefit from expansion in the network of domestic and foreign chain stores.

In the transport & communication sub-sector, a relative weakness in transportation sub-sector could be offset by a strong growth in the electronic media and tele-communication sub-sectors on the back of government's liberal policy as well as large foreign direct investment in recent years. In particular, expansion in cellular services is impressive as cellular density has more than doubled during July 2006 to December 2007. The combined impact of a likely improvement in the profitability of the overall banking sector, coupled with some improvement in value-addition by other financial institutions is expected to support the high growth momentum in finance & insurance sub-sector as well. In addition, growth in value addition by public administration & defense as well as community & social services (other services) is likely to be strong.

(Source: The State of Pakistan's Economy: Second Quarterly Report For Financial Year 2008, State Bank of Pakistan)

5.2 Prospects of the Maybank Group After the Proposed Acquisition

Premised on the high growth and under-penetrated Pakistani banking market and the franchise that MCB provides, the Proposed Acquisition and the strategic cooperation between the Maybank Group and the MCB Group through, amongst others, cross-selling of products and services, joint exploration of opportunities and sharing of expertise is expected to enable the parties to better capitalise the market potential and improve the overall returns of the MCB Group and the Maybank Group.

Hence, the Board believes that the Proposed Acquisition will augur well for the future prospects of both the Maybank Group and the MCB Group.

6. RISK FACTORS

The risk factors in relation to the Proposed Acquisition (which may not be exhaustive) include the following:

(i) Business Risks

Like any other bank operating in Pakistan, the MCB Group is subject to business risks relating to banking operations in Pakistan. These may include fluctuation in interest rates, inflation, liquidity risk, default risks and government regulations.

Although the management of MCB would have sought to limit these risks through, amongst others, implementation of prudent financial policies, risk management and liquidity framework, no assurance can be given that any change to these factors will not have a material adverse effect on the business of the MCB Group.

(ii) Political, Regulatory and Economic Considerations

The future growth and level of profitability of the MCB Group are subject to risks that are linked to the political, economic, regulatory and social developments in Pakistan. Any adverse developments in the political situation and economic uncertainties in Pakistan may materially and adversely affect the financial performance of the MCB Group. These include but are not limited to risks of war, terrorism, outbreak of infectious disease, natural calamities, global economic downturn, unfavourable change in government policy such as introduction of new regulations, changes in interest rates, methods of taxation and currency exchange rates.

There can also be no assurance that the legal and/or regulatory environment in which the MCB Group operates will not change from time to time, requiring increases in costs to be incurred by the MCB Group.

(iii) Competitive Industry Environment

The Pakistani financial sector may experience further consolidation, resulting in fewer banks and financial institutions. Merged entities may have competitive advantages in pricing and delivery channels. Certain of the MCB Group's competitors that were previously owned in full by the Government have been largely privatized. Privatization may allow them greater flexibility in their operations and increase their competitiveness. In addition, foreign banks have recently expanded operations in Pakistan and some are in the process of acquiring local banks.

As a mitigating factor, the MCB Group will continue to offer a broad and expanding range of products and services to its customers and strengthen its position by strategically expanding its distribution network and enhancing its remote access banking operations.

However, there can be no assurance that competitive pressures will not adversely impact the MCB Group's business and future financial performance.

(iv) Foreign Exchange Risks

The businesses of the MCB Group are conducted in amongst others, PKR, United States Dollars, British Pound Sterling, Japanese Yen and Euro. As such, any fluctuation in relation to the aforesaid currencies will have an effect on the financial performance of the MCB Group. Further, fluctuation in the exchange rate between PKR and RM could negatively affect investment returns of the Maybank Group in Pakistan.

No assurance can be given that any change in the foreign currency rates will not have a material adverse effect on the financial performance of the MCB Group.

(v) Dependence On Key Personnel

The MCB Group is highly dependent on the services of its management team. The MCB Group's ability to meet future business challenges depends, among other things, on their continued employment and the MCB Group's ability to attract and recruit talented and skilled personnel across its business. Competition for skilled and professional personnel in the banking industry in Pakistan is intense. Continuing increases in compensation to retain personnel could adversely affect its operating results.

There can be no assurance that the MCB Group will be able to retain all members of its management team.

(vi) Acquisition Risk

Upon completion of the Proposed Acquisition, there can be no assurance that the anticipated benefits to be derived from the Proposed Acquisition will be fully realised or that the Maybank Group will be able to generate sufficient revenues from the Proposed Acquisition to offset associated costs.

The Maybank Group will undertake the necessary efforts to mitigate the various risks. However, no assurance can be given that any of the aforesaid risks will not have a material effect on the Maybank Group.

(vii) Foreign Investment

As the investment by Maybank is a foreign investment in Pakistan, the said investment will be subject to the policies of the Pakistan Government on foreign investment. Historically, the laws of Pakistan strictly regulated foreign investment and the repatriation of earnings and capital from Pakistan. As part of an economic reform and liberalization program instituted by the Government since 1991, however, substantially all limitations have been removed on foreign investment in listed shares of Pakistani issuers. Restrictions on repatriation of earnings and capital in respect of such shares have also been removed, although some limited investment restrictions and conditions to the repatriation still remain.

There can be no assurance that these reforms will persist and any reversal thereof by the current or any future Government could adversely affect the ability of Maybank to repatriate earnings and capital from Pakistan.

7. EFFECTS OF THE PROPOSED ACQUISITION

7.1 Share capital, substantial shareholders' shareholding and net asset

The Proposed Acquisition will not have any effect on the issued and paid-up share capital, the substantial shareholders' shareholding and net asset per share position of Maybank as the Proposed Acquisition will be satisfied entirely by cash.

7.2 Earnings

The Proposed Acquisition is estimated to be completed by end of June 2008 and will not have any material effect on the earnings of the Maybank Group for the financial year ending 30 June 2008.

The Proposed Acquisition is however expected to contribute positively to the revenue and earnings of the Maybank Group in the subsequent financial years.

7.3 Gearing

The gearing of the Maybank Group will increase by the level of the external borrowings to be obtained, if any, pursuant to the Proposed Acquisition.

8. APPROVALS REQUIRED

Save for the approvals, which form part of the conditions of the SPAs as set out in Section 2.4(ii), the Proposed Acquisition is not subject to any other approvals.

9. ESTIMATED TIMEFRAME FOR THE COMPLETION OF THE PROPOSED ACQUISITION

Barring unforeseen circumstances, the Proposed Acquisition is expected to be completed by end of June 2008.

10. ADVISERS

The Board has appointed Aseambankers and JP Morgan as the Advisers for the Proposed Acquisition.

11. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors or major shareholders of Maybank or persons connected to them have any interest, direct or indirect in the Proposed Acquisition.

12. DIRECTORS' STATEMENT

The Board, after having considered all aspects of the Proposed Acquisition, is of the opinion that the Proposed Acquisition is in the best interest of the Company.

13. DEPARTURE FROM THE SECURITIES COMMISSION'S GUIDELINES ON THE OFFERING OF EQUITY AND EQUITY-LINKED SECURITIES

The Proposed Acquisition is not subject to the approval of the Securities Commission ("SC") and does not fall under the SC's Guidelines on The Offering Of Equity and Equity-Linked Securities.

14. DOCUMENTS FOR INSPECTION

The SPAs and Agreement for the Right to Sell and Purchase Shares are available for inspection at the registered office of Maybank at 14th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 5 May 2008.

1. SUBSIDIARIES AND ASSOCIATES

1.1 Subsidiaries

The subsidiaries of MCB as at 31 December 2007 are as follows:

Company	Year and Place of Incorporation	Equity Interest %	Principal Activities
Muslim Commercial Financial Services (Private) Limited	1992, Pakistan	99.997*	The principal object of the company is to float, administer and manage modaraba funds and modarabas under Modaraba Companies & Modaraba (Flotation and Control) Ordinance, 1980
MNET Services (Private) Limited	2001, Pakistan	99.950*	The core objective of the company is to provide services in Information Technology and to develop computer software and other data processing equipment for planning, designing, management and execution of all types of financial, personal, organizational and institutional services.
MCB Trade Services Limited	2005, Hong Kong	100.000	The principal activity of the company is to provide agency services.
MCB Asset Management Company Limited	2005, Pakistan	99.990	The principal of the company includes asset management, investment advisory, portfolio management, equity research and underwriting.

* Remaining shares are held by certain individuals as nominees of MCB.

1.2 Associates

The associates of MCB as at 31 December 2007 are as follows:

Company	Year and Place of Incorporation	Equity Interest %	Principal Activities
First Women Bank Limited	Pakistan**	26.78	Undertaking the conduct of all forms of business of a banking company in a manner designed to meet the special needs of women and to encourage and assist them in promotion and running of trade and industry and practice of profession.
Adamjee Insurance Company Limited	Pakistan**	29.13	The company is involved in general insurance business.

** The information on the year of incorporation is not publicly available.

2. PROFIT RECORD

The profit record of the MCB Group based on the audited financial statements for the past five (5) financial year ended ("FYE(s)") 31 December 2003 to 31 December 2007 and unaudited three (3) months period ended 31 March 2008 are as follows:

	<— Financial Year Ended 31 December —>					Period Ended
	2003 PKR billion	2004 PKR billion	2005 PKR billion	2006 PKR billion	2007 PKR billion	31 March 2008 PKR billion
Mark-up/return/interest earned	10.37	9.09	17.76	25.78	31.79	8.19
Mark-up/return/interest expensed	2.93	2.06	2.78	4.51	7.86	1.99
Net mark-up/interest income	7.44	7.03	14.98	21.27	23.93	6.20
Net mark-up/interest income after provisions	6.66	6.75	13.83	20.09	20.87	5.58
Exceptional item*	-	0.51	-	-	-	-
Profit before taxation	3.61	4.11	13.34	18.93	22.52	5.75
Taxation	1.38	1.63	4.13	6.39	6.08	1.74
Profit after taxation ("PAT")	2.23	2.48	9.21	12.54	16.44	4.01
Minority interest	^	^	^	^	^	^
Net profit attributable to ordinary shareholders	2.23	2.48	9.21	12.54	16.44	4.01

Notes:

^ *Negligible.*

* *Exceptional item is related to compensation on delayed tax refunds.*

Commentaries

(i) **FYE 31 December 2003**

The information for the FYE 31 December 2003 is not publicly available.

(ii) **FYE 31 December 2004**

The net mark-up/ interest income of the MCB Group decreased by 5.51% to PKR7.03 billion as compared to PKR7.44 billion in the previous year and the PAT of the MCB Group increased by 11.71% to PKR2.48 billion as compared to PKR2.22 billion in the previous year. The decline in the interest revenue and total interest expense was due to the overall decline in interest rates in the industry. As low interest rates were prevalent during most of the year, special emphasis was placed on non-fund based revenue to support the PAT from less volatile sources of income generation. As a result, share of fee-based revenues increased substantially.

(Source: Annual Report 2004)

(iii) **FYE 31 December 2005**

The net mark-up/ interest income of the MCB Group increased by 113.09% to PKR14.98 billion as compared to PKR7.03 billion in the previous year and the PAT of the MCB Group increased by 271.37% to PKR9.21 billion as compared to PKR2.48 billion in the previous year. The increase was due to significant increase in loans and the lending rates.

(Source: Annual Report 2005)

(iv) **FYE 31 December 2006**

The net mark-up/ interest income of the MCB Group increased by 41.99% to PKR21.27 billion as compared to PKR14.98 billion in the previous year and the PAT of the MCB Group increased by 36.16% to PKR12.54 billion as compared to PKR9.21 billion in the previous year. The growth is attributable to the significant increase in volumes of loans and deposits.

(Source: Annual Report 2006)

(v) **FYE 31 December 2007**

The net mark-up/ interest income of the MCB Group increased by 12.5% to PKR23.93 billion as compared to PKR21.27 billion in the previous year and the PAT of the MCB Group increased by 31.1% to PKR16.44 billion as compared to PKR12.54 billion in the previous year. During the year, the MCB Group recorded strong growth in revenues and earnings due to amongst others, increased outreach, strengthened human resources, enhanced product portfolios, improved controls and vigilant credit risk management.

(Source: Annual Report 2007)



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 14/05/2008 05:41:55 PM
Reference No MB-080507-40937

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Cousel & Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/06/2008**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **31/03/2008**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Maybank Group FS - Mar08(Bursa).p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2008**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2008	31/03/2007	31/03/2008	31/03/2007
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,737,527	3,966,139	11,661,402	10,966,214
2	Profit/(loss) before tax	1,020,004	1,028,152	3,067,335	3,032,399
3	Profit/(loss) for the period	767,453	770,459	2,245,595	2,184,877

4	Profit/(loss) attributable to ordinary equity holders of the parent	758,606	764,611	2,224,989	2,125,566
5	Basic earnings/(loss) per share (sen)	15.52	15.80	45.67	44.33
6	Proposed/Declared dividend per share (sen)	0.00	0.00	32.50	40.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.0465		3.9489	

Remarks :

Preceding year's figure for item (7) has been adjusted for bonus issue of 1:4

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2008	31/03/2007	31/03/2008	31/03/2007
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,754,681	2,690,628	8,659,835	7,950,759
2	Gross interest expense	1,405,136	1,397,652	4,584,062	4,116,783

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENTS
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

Group	Note	3rd Quarter Ended 31 March 2008 RM'000	3rd Quarter Ended 31 March 2007 RM'000 (Restated)	Cumulative 9 Months Ended 31 March 2008 RM'000	Cumulative 9 Months Ended 31 March 2007 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,754,681**	2,690,628	**8,659,835**	7,950,759
Interest expense	A16	**(1,405,136)**	(1,397,652)	**(4,584,062)**	(4,116,783)
Net interest income		**1,349,545**	1,292,976	**4,075,773**	3,833,976
Income from Islamic Banking Scheme operations:					
Gross operating income		**251,590**	189,939	**686,634**	571,568
Profit equalisation reserves		**16,225**	(800)	**4,887**	90,392
	A27b	**267,815**	189,139	**691,521**	661,960
		1,617,360	1,482,115	**4,767,294**	4,495,936
Non-interest income	A17	**634,455**	680,793	**1,881,013**	1,995,225
Net income		**2,251,815**	2,162,908	**6,648,307**	6,491,161
Overhead expenses	A18	**(1,065,425)**	(935,806)	**(3,128,459)**	(2,809,901)
Operating Profit		**1,186,390**	1,227,102	**3,519,848**	3,681,260
Allowance for losses on loans, advances and financing	A19	**(166,324)**	(194,988)	**(451,945)**	(647,733)
		1,020,066	1,032,114	**3,067,903**	3,033,527
Share of profits in associated companies		**(62)**	(3,962)	**(568)**	(1,128)
Profit before taxation		**1,020,004**	1,028,152	**3,067,335**	3,032,399
Taxation & Zakat	B5	**(252,551)**	(257,693)	**(821,740)**	(847,522)
Profit for the period		**767,453**	770,459	**2,245,595**	2,184,877
Attributable to:					
Equity holders of the parent		**758,606**	764,611	**2,224,989**	2,125,566
Minority Interest		**8,847**	5,848	**20,606**	59,311
		767,453	770,459	**2,245,595**	2,184,877
Earnings per share attributable to equity holders of the parent	B12				
Basic [1]		**15.52 sen**	15.80 sen	**45.67 sen**	44.33 sen
Fully diluted [1]		**15.49 sen**	15.75 sen	**45.62 sen**	44.22 sen

[1] Adjusted for bonus issue of 1:4

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENTS
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

Bank	Note	3rd Quarter Ended 31 March 2008 RM'000	3rd Quarter Ended 31 March 2007 RM'000 (Restated)	Cumulative 9 Months Ended 31 March 2008 RM'000	Cumulative 9 Months Ended 31 March 2007 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,634,394**	2,539,044	**8,182,144**	7,372,875
Interest expense	A16	**(1,331,323)**	(1,309,363)	**(4,318,035)**	(3,772,635)
Net interest income		**1,303,071**	1,229,681	**3,864,109**	3,600,240
Income from Islamic Banking Scheme operations:					
Gross operating income		-	187,444	**428,212**	561,082
Profit equalisation reserves		-	-	**(10,225)**	91,290
	A27b	-	187,444	**417,987**	652,372
		1,303,071	1,417,125	**4,282,096**	4,252,612
Non-interest income	A17	**486,736**	725,111	**1,350,983**	1,791,675
Net income		**1,789,807**	2,142,236	**5,633,079**	6,044,287
Overhead expenses	A18	**(802,236)**	(789,330)	**(2,527,387)**	(2,360,951)
Operating Profit		**987,571**	1,352,906	**3,105,692**	3,683,336
Allowance for losses on loans, advances and financing	A19	**(115,896)**	(204,751)	**(499,028)**	(670,338)
Profit before taxation		**871,675**	1,148,155	**2,606,664**	3,012,998
Taxation & Zakat	B5	**(209,814)**	(307,600)	**(667,661)**	(877,438)
Profit for the period		**661,861**	840,555	**1,939,003**	2,135,560

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated In Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 MARCH 2008

	Note	GROUP 31 March 2008 RM'000	GROUP 30 June 2007 RM'000 (Restated)	BANK 31 March 2008 RM'000	BANK 30 June 2007 RM'000 (Restated)
ASSETS					
Cash and short-term funds		**33,771,335**	37,597,422	**31,453,773**	34,200,909
Deposits and placements with financial institutions		**10,741,500**	17,348,421	**7,900,467**	15,560,914
Securities purchased under resale agreements		**31,257**	258,772	**31,257**	258,772
Securities portfolio	A9	**35,876,647**	33,691,730	**29,605,882**	28,624,945
Loans, advances and financing	A10	**151,596,866**	140,864,736	**127,433,383**	136,223,498
Derivative assets		**744,020**	394,870	**742,027**	390,406
Other assets	A11	**3,742,003**	3,375,394	**3,773,571**	1,920,608
Investment properties		**40,388**	40,750	**-**	-
Statutory deposits with Central Banks		**4,656,540**	5,652,233	**3,808,178**	5,339,337
Investment in subsidiaries		**-**	-	**4,357,819**	2,763,929
Interests in associates		**44,489**	43,601	**40,939**	40,739
Property, plant and equipment		**1,191,415**	1,151,686	**1,034,635**	987,195
Intangible assets		**196,485**	193,072	**181,714**	184,462
Deferred tax assets		**893,803**	1,016,730	**862,286**	951,526
Life, general takaful and family takaful fund assets		**15,349,348**	15,037,859	**-**	-
TOTAL ASSETS		**258,876,096**	256,667,276	**211,225,931**	227,447,240
LIABILITIES					
Deposits from customers	A12	**185,202,377**	163,676,762	**156,297,147**	149,576,055
Deposits and placements of banks and other financial institutions	A13	**21,453,146**	29,534,690	**22,679,699**	32,683,020
Obligations on securities sold under repurchase agreements		**114,314**	9,957,065	**75,402**	10,489,855
Bills and acceptances payable		**3,142,318**	2,930,070	**2,994,776**	2,922,088
Derivative liabilities		**1,090,070**	656,705	**1,025,049**	644,860
Other liabilities	A14	**5,179,590**	5,089,567	**3,631,267**	3,896,973
Recourse obligation on loans sold to Cagamas		**1,369,582**	2,455,762	**1,369,582**	2,455,762
Provision for taxation and zakat		**525,102**	1,019,790	**481,562**	980,741
Deferred tax liabilities		**64,664**	96,810	**-**	-
Subordinated obligations	A13	**4,953,167**	6,344,048	**4,953,167**	6,344,048
Life, general takaful and family takaful fund liabilities		**3,996,960**	1,194,914	**-**	-
Life, general takaful and family takaful policy holders' funds		**11,352,388**	13,842,945	**-**	-
TOTAL LIABILITIES		**238,443,678**	236,799,128	**193,507,651**	209,993,402

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 MARCH 2008

		GROUP		BANK	
	Note	31 March 2008 RM'000	30 June 2007 RM'000 (Restated)	31 March 2008 RM'000	30 June 2007 RM'000 (Restated)
SHAREHOLDERS' EQUITY					
Share capital		**4,881,018**	3,889,225	**4,881,018**	3,889,225
Reserves		**14,870,107**	15,308,431	**12,837,262**	13,564,613
		19,751,125	19,197,656	**17,718,280**	17,453,838
Minority Interest		**681,293**	670,492	**-**	-
Total equity		**20,432,418**	19,868,148	**17,718,280**	17,453,838
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**258,876,096**	256,667,276	**211,225,931**	227,447,240
COMMITMENTS AND CONTINGENCIES	A24	**182,093,750**	175,392,450	**171,093,205**	171,957,142
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**9.87%**	10.06%	**10.60%**	9.82%
Risk-weighted capital ratio		**13.98%**	15.14%	**13.02%**	14.11%
After deducting dividend payable					
Core capital ratio:		**9.59%**	9.43%	**10.26%**	9.13%
Risk-weighted capital ratio:		**13.69%**	14.51%	**12.68%**	13.42%
Net assets per share attributable to equity holders of the parent #		**RM4.05**	RM3.95	**RM3.63**	RM3.59

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

Adjusted for bonus issue of 1:4.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

	<==== Non Distributable						====>	Distributable			
GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 July 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	61,228	8,052,801	19,197,656	670,492	19,868,148
Currency translation differences	-	-	628	-	-	(122,247)	-	-	(121,619)	-	(121,619)
Acquisition of an Interest by Minority Interest										12,575	12,575
Unrealised net loss on revaluation of securities available-for-sale	-	-	-	-	(187,713)	-	-	-	(187,713)	-	(187,713)
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	22,380	22,380	(22,380)	-
Net gain/(loss) not recognised in the income statement	-	-	628	-	(187,713)	(122,247)	-	22,380	(286,952)	(9,805)	(296,757)
Net profit for the period	-	-	-	-	-	-	-	2,224,989	2,224,989	20,606	2,245,595
Total recognised income/(expense) for the period	-	-	628	-	(187,713)	(122,247)	-	2,247,369	1,938,037	10,801	1,948,838
Share-based payment under ESOS	-	-		-	-	-	1,581	-	1,581	-	1,581
Transfer to/from statutory reserves	-	-	485,000	-	-	-	-	(485,000)	-	-	-
Issue of ordinary shares pursuant to ESOS	15,735	240,231	-	-	-	-	-	-	255,966	-	255,966
Dividend paid	-	-	-	-	-	-	-	(1,642,115)	(1,642,115)	-	(1,642,115)
Bonus Issue	976,058	(976,058)	-	-	-	-	-	-	-	-	-
At 31 March 2008	4,881,018	2,199,743	4,407,616	15,250	217,875	(206,241)	62,809	8,173,055	19,751,125	681,293	20,432,418

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated In Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

	<======	======	====== Non	Distributable ======	======	======>					
					Unrealised	Exchange		Distributable	Total		
	Share	Share	Statutory	Capital	Holding	Fluctuation	Other	Retained	Shareholders'	Minority	Total
	Capital	Premium	Reserve	Reserve	Reserve/(Deficit)	Reserve	Reserves	Profits	Equity	Interests	Equity
GROUP	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2006											
As previously stated	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	-	6,811,248	16,765,826	708,475	17,474,301
Prior year adjustments											
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-	-	-
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	-	77,211	77,211		77,211
- Effects of adopting FRS 128	-	-	-	-	-	-	-	25,765	25,765	(100,000)	(74,235)
At 1 July 2006 (restated)	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,911,186	16,868,802	608,475	17,477,277
- Effects of adopting FRS 140	-	-	-	-	-	-	-	10,244	10,244	-	10,244
	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,921,430	16,879,046	608,475	17,487,521
Currency translation differences	-	-	400	-	-	(175,085)	-	-	(174,685)	-	(174,685)
Net increase in fair value of securities	-	-	-	-	456,486	-	-	-	456,486	-	456,486
Net gain/(loss) not recognised in the income statement	-	-	400	-	456,486	(175,085)	-	-	281,801	-	281,801
Net Profit for the period	-	-	-	-	-	-	-	2,125,566	2,125,566	59,311	2,184,877
Total recognised income/(expense) for the period	-	-	400	-	456,486	(175,085)	-	2,125,566	2,407,367	59,311	2,466,678
Share-based payment under ESOS	-	-	-	-	-	-	56,309	-	56,309	-	56,309
Transfer to statutory reserves	-	-	(69,953)	-	-	-	-	69,953	-	-	-
Issue of ordinary shares pursuant to ESOS	83,481	720,620	-	-	-	-	-	-	804,101	-	804,101
Dividend Paid	-	-	-	-	-	-	-	(964,670)	(964,670)	(409)	(965,079)
At 31 March 2007	3,880,428	2,858,427	3,904,364	15,250	429,007	(116,949)	59,347	8,152,279	19,182,153	667,377	19,849,530

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

BANK	<=====Non Distributable					=====>	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Retained Profits RM'000	Total Equity RM'000
At 1 July 2007	3,889,225	2,935,570	3,889,770	283,264	8,660	61,228	6,386,121	**17,453,838**
Currency translation differences	-	-	(231)	-	6,243	-	-	**6,012**
Unrealised net gain on revaluation of securities available for sale	-	-	-	(192,579)	-	-	-	**(192,579)**
Net gain/(loss) not recognised in the income statement	-	-	(231)	(192,579)	6,243	-	-	**(186,567)**
Net profit for the period	-	-	-	-	-	-	1,939,003	**1,939,003**
Total recognised income/(expense) for the period	-	-	(231)	(192,579)	6,243	-	1,939,003	**1,752,436**
Share-based payment under ESOS	-	-	-	-	-	1,581	-	**1,581**
Transfer to statutory reserve	-	-	485,000	-	-	-	(485,000)	**-**
Issue of ordinary shares pursuant to ESOS	15,735	136,805	-	-	-	-	-	**152,540**
Dividend paid	-	-	-	-	-	-	(1,642,115)	**(1,642,115)**
Bonus issue	976,058	(976,058)	-	-	-	-	-	**-**
At 31 March 2008	4,881,018	2,096,317	4,374,539	90,685	14,903	62,809	6,198,009	17,718,280

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	<====Non Distributable====> Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
At 1 July 2006								
As previously stated	3,796,947	2,137,807	3,871,493	(21,206)	112,690	-	5,376,363	**15,274,094**
- Effects of adopting FRS2	-	-	-	-	-	1,984	(1,984)	-
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	77,211	**77,211**
At 1 July 2006 (restated)	3,796,947	2,137,807	3,871,493	(21,206)	112,690	1,984	5,451,590	**15,351,305**
Currency translation differences	-	-	273	-	(110,360)	-	-	**(110,087)**
Net decrease in fair value of securities	-	-	-	318,701	-	-	-	**318,701**
Net gain/(loss) not recognised in the income statement	-	-	273	318,701	(110,360)	-	-	**208,614**
Net profit for the period	-	-	-	-	-	-	2,135,560	**2,135,560**
Total recognised income/(expense) for the period	-	-	273	318,701	(110,360)	-	2,135,560	**2,344,174**
Share-based payment under ESOS	-	-	-	-	-	56,309	-	**56,309**
Transfer to Statutory Reserves	-	-	504	-	-	-	(504)	-
Issue of ordinary shares pursuant to ESOS	83,481	720,620	-	-	-	-	-	**804,101**
Dividend paid	-	-	-	-	-	-	(964,663)	**(964,663)**
At 31 March 2007	3,880,428	2,858,427	3,872,270	297,495	2,330	58,293	6,621,983	**17,591,226**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2008

	GROUP		BANK	
	31 March 2008 RM'000	31 March 2007 RM'000	31 March 2008 RM'000	31 March 2007 RM'000
Profit before taxation	3,067,335	3,032,399	2,606,664	3,012,998
Adjustments for non-operating and non-cash items	2,940,970	1,330,690	2,964,101	787,199
Operating profit before working capital changes	6,008,305	4,363,089	5,570,765	3,800,197
Changes in working capital:-				
Net changes in operating assets	(7,044,008)	(17,878,643)	14,073,349	(15,182,276)
Net changes in operating liabilities	4,211,021	18,501,153	(13,899,924)	19,685,419
Tax expense and zakat paid	(1,156,041)	(790,840)	(1,005,499)	(765,011)
Net cash generated from operations	2,019,277	4,194,759	4,738,691	7,538,329
Net cash (used in)/generated from investing activities	(146,315)	(188,819)	(1,727,192)	458,804
Net cash (used in)/generated from financing activities	(3,772,785)	(1,009,605)	(3,888,785)	(1,009,598)
	(3,919,100)	(1,198,424)	(5,615,977)	(550,794)
Net change in cash and cash equivalents	(1,899,823)	2,996,335	(877,286)	6,987,535
Cash and cash equivalents at beginning of period *	35,671,158	31,339,929	32,331,059	26,922,629
Cash and cash equivalents at end of period	33,771,335	34,336,264	31,453,773	33,910,164
* Cash and cash equivalents at beginning of period				
Cash and short term funds as previously reported	37,597,422	32,035,395	34,200,909	27,542,452
Effects of foreign exchange rate changes	(1,926,264)	(695,466)	(1,869,850)	(619,823)
As restated	35,671,158	31,339,929	32,331,059	26,922,629

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The condensed interim financial statements of the Group and of the Bank have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, derivative financial instruments and investment properties.

The condensed interim financial statements were not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007. These explanatory notes attached to the condensed interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group and the Bank since the year ended 30 June 2007.

The significant accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the most recent audited annual financial statements for the year ended 30 June 2007 except for the adoption of the following Financial Reporting Standards ("FRS's") effective from the financial periods beginning 1 July 2007:

FRS 117 Leases
FRS 124 Related Party Transaction
FRS 6 Exploration for and Evaluation of Mineral Resources
FRS 107 Cash Flow Statements
FRS 111 Construction Contracts
FRS 112 Income Taxes
FRS 118 Revenue
FRS 119 Employee Benefits
FRS 120 Accounting for Government Grants and Disclosures of Government Assistance
FRS 126 Accounting and Reporting by Retirements Benefit Plans
FRS 129 Financial Reporting in Hyperinflationary Economies
FRS 134 Interim Financial Reporting
FRS 137 Provisions, Contingent Liabilities and Contingent Assets

The adoption of FRS's 124, 6, 107, 111, 112, 118, 119, 120, 126, 129, 134 and 137 does not result in significant changes in accounting policies of the Group and the Bank. The principal effects of the changes in accounting policies resulting from the adoption of FRS 117 is discussed in Note A1(a) below.

The allowance for doubtful debts and financing of the Group and the Bank are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements. Specific allowances are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful. Additional allowances are made for long outstanding non-performing loans aged more than five years. In addition, a general allowance based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

A1. Basis of Preparation (Contd.)

(a) FRS 117: Leases. Leasehold land held for own use

Prior to 1 July 2007, lease of land held for own use was classified as property, plant and equipment and was stated at cost less amortisation and impairment loss. The adoption of the revised FRS 117: Leases with effect from 1 July 2007 resulted in a change in the accounting policy relating to the classification of leases of land. Under FRS 117, lease of land and buildings are classified as operating or finance leases in the same way as leases of other assets. As a result, leasehold land held for own use is now classified as operating lease. The up-front payments made represent prepaid land lease payment and is amortised on a straight-line basis over the remaining lease term.

The Group and the Bank have applied the change in accounting policy in respect of leasehold land in accordance with the transitional provisions of FRS 117. At 1 July 2007, the unamortised carrying amount of leasehold land is classified as prepaid land lease payments. The reclassification of leasehold land as prepaid land lease payments has been accounted for retrospectively. Certain comparatives of the balance sheets of the Group and the Bank as at 30 June 2007 have been restated as set out in Note 28(b). There were no effects on the income statements of the Group and the Bank for the financial quarter ended 31 March 2008.

A2. Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) Fair Value Estimation of Securities Held-for-trading (Note 9(i)), Securities Available-for-sale (Note 9(ii)) and Derivative Financial Instruments

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

(ii) Valuation of Investment Properties

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

(iii) Impairment of Goodwill

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

A2. Significant Accounting Estimates and Judgments (contd.)

(iv) Impairment of Other Intangible Assets

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) Liabilities of Insurance Business

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

(vi) Deferred Tax and Income Taxes

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A3. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2007 was not qualified.

A4. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the third financial quarter ended 31 March 2008.

A5. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 31 March 2008, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank.

A6. Changes in Estimates

There were no material changes in estimates during the quarter ended 31 March 2008.

A7. Changes in Debt and Equity Securities

Save as disclosed below, there were no cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,889,224,521 as at 30 June 2007 to RM4,881,018,276 as at 31 March 2008, from the issuance of 991,793,755 new ordinary as follows:

(i) Bonus issue of 976,057,505 new ordinary shares of RM1.00 each on the basis of one (1) new ordinary share of RM1.00 each for every four (4) existing ordinary shares held at the point of declaration of bonus; and

(ii) Issuance of 15,590,100 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS), plus 146,150 bonus shares granted upon exercise of the options after bonus declaration, at the following option prices:

Number of shares issued	Option price per share	No. of bonus shares issued:
5,282,300	RM 9.23	55,350
1,394,800	RM 9.87	13,050
2,977,700	RM 9.92	29,375
5,935,300	RM10.19	48,375

A8. Dividends Paid

The Bank paid the following dividends:

a) A final dividend of 40.0 sen per share less 27% income tax for the financial year ended 30 June 2007, amounting to RM1,137,379,104 was paid on 15 November 2007.

b) A first interim dividend of 17.5 sen per share less 26% tax for the financial year ending 30 June 2008, amounting to RM504,736,083 was paid on 16 January 2008.

c) A second interim dividend of 15.0 sen per share less 26% tax for the financial year ending 30 June 2008, amounting to RM541,793,068 was paid on 7 April 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio

	Note	Group 31 March 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 March 2008 RM'000	Bank 30 June 2007 RM'000
Securities held-for-trading	(i)	1,949,675	2,032,634	1,371,561	1,447,227
Securities available-for-sale	(ii)	32,902,236	29,124,704	27,725,346	25,213,654
Securities held-to-maturity	(iii)	1,024,736	2,534,392	508,975	1,964,064
		35,876,647	33,691,730	29,605,882	28,624,945

A9. (i) Securities Held-for-trading

	Group 31 March 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 March 2008 RM'000	Bank 30 June 2007 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Securities	106,880	-	5,066	-
Malaysian Government Treasury Bills	19,705	52,997	19,705	52,997
Malaysian Government Investment Issues	49,945	-	49,945	-
Bank Negara Malaysia Bills and Notes	900	867,578	-	867,578
Bank Negara Malaysia Monetary Notes	853,340	-	853,340	-
Foreign Certificates of Deposits	1,384	-	-	-
Total Money Market Instruments	1,032,154	920,575	928,056	920,575
Quoted securities:				
Shares	22,797	-	22,797	-
	22,797	-	22,797	-
Unquoted securities:				
Private and Islamic Debt Securities in Malaysia	474,016	585,407	-	-
Foreign Private Debt Securities	420,708	526,652	420,708	526,652
	894,724	1,112,059	420,708	526,652
Total securities held-for-trading	1,949,675	2,032,634	1,371,561	1,447,227

A9. (ii) Securities Available-for-sale

	Group 31 March 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 March 2008 RM'000	Bank 30 June 2007 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	3,711,021	3,034,542	3,322,007	2,377,960
Malaysian Treasury Bills	7,945	-	7,945	-
Cagamas Bonds	813,901	748,781	510,692	462,758
Foreign Government Securities	3,814,470	3,261,092	3,727,203	3,198,175
Malaysian Government Investment Issues	4,531,339	3,873,649	2,990,431	3,718,743
Bank Negara Malaysia Bills	626,988	35,580	626,988	35,580
Foreign Government Treasury Bills	1,226,165	652,052	1,112,734	529,286
Negotiable Instruments of Deposits	1,041,278	2,288,651	3,289,991	2,676,010
Bankers' Acceptances and Islamic Accepted Bills	2,053,474	3,198,835	1,266,127	3,198,835
Khazanah Bonds	947,971	929,845	366,999	734,194
Bank Negara Malaysia Sukuk Ijarah Bonds	-	40,072	-	40,072
Bank Negara Malaysia Monetary Notes	605,835	-	605,835	-
Foreign Certificates of Deposits	226,586	230,539	-	-
Total Money Market Instruments	19,606,973	18,293,638	17,826,952	16,971,613

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio (contd)

A9. (ii) Securities Available-for-sale (contd)

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	572,265	631,387	200,543	267,733
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	120,006	164,184	60,895	104,342
	692,271	795,571	261,438	372,075
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	708,375	807,028	500,476	545,617
Shares, trust units and loan stocks outside Malaysia	28,864	23,743	15,678	13,747
Private and Islamic Debt Securities in Malaysia	7,235,511	4,477,735	4,859,867	3,002,583
Malaysian Government Bonds	280,865	296,849	280,865	296,849
Foreign Government Bonds	75,482	79,367	-	-
Foreign Islamic and Private Debt Securities	4,058,565	3,837,974	3,764,740	3,584,803
Credit Linked Notes	215,330	426,367	215,330	426,367
Malaysia Global Sukuk	-	86,432	-	-
	12,602,992	10,035,495	9,636,956	7,869,966
				-
Total securities available-for-sale	32,902,236	29,124,704	27,725,346	25,213,654

A9. (iii) Securities Held-To-Maturity

	Group 31 March 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 March 2008 RM'000	Bank 30 June 2007 RM'000
At Amortised cost less impairment losses				
Money market instruments:-				
Malaysian Government Securities	103,677	1,025,981	103,118	1,025,422
Cagamas Bonds	13,407	224,057	1,670	212,299
Foreign Government Securities	224,363	207,572	-	-
Malaysian Government Investment Issues	80	80	-	-
Total Money Market Instruments	341,527	1,457,690	104,788	1,237,721
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	355,296	547,977	76,274	197,627
Malaysian Government Bonds	41,667	45,139	41,667	45,139
Foreign Government Bonds	-	9	-	-
Foreign Islamic and Private Debt Securities	303,367	327,973	303,367	327,973
Credit Linked Note	-	172,725	-	172,725
Others	2,044	2,044	2,044	2,044
	702,374	1,095,867	423,352	745,508
Accumulated impairment losses	(19,165)	(19,165)	(19,165)	(19,165)
Total securities held-to-maturity	1,024,736	2,534,392	508,975	1,964,064

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Overdrafts	13,696,635	13,801,836	11,919,990	13,766,775
Term loans				
- Housing loans/financing	29,754,392	26,980,875	24,821,253	26,850,921
- Syndicated loan/financing	10,372,132	9,954,678	8,241,968	7,559,442
- Hire purchase receivables	29,792,276	26,121,500	21,738,992	26,121,500
- Lease receivables	4,559	7,954	4,559	7,954
- Other loans/financing	45,982,450	41,358,326	29,837,417	39,359,046
Credit card receivables	3,191,843	2,871,567	3,191,843	2,871,567
Bills receivable	1,934,116	1,543,665	1,888,577	1,511,273
Trust receipts	1,934,688	2,969,625	1,729,874	2,896,203
Claims on customers under acceptance credits	9,207,807	8,434,367	9,199,530	8,439,619
Loans/financing to banks and other financial institutions	9,138,748	10,289,507	9,138,748	10,289,507
Revolving credits	13,664,926	13,360,174	13,400,340	13,259,610
Staff loans	1,004,878	986,795	948,208	932,025
Housing loans to				
- Executive directors of the Bank	-	123	-	123
- Executive directors of subsidiaries	1,404	1,719	1,404	1,719
Others	162,053	180,919	-	-
	169,842,907	158,863,630	136,062,703	153,867,284
Unearned interest and income	(11,577,523)	(11,366,360)	(3,072,003)	(11,334,154)
Gross loans, advances and financing	158,265,384	147,497,270	132,990,700	142,533,130
Allowances for bad and doubtful debts and financing:				
- specific	(3,873,726)	(3,875,219)	(3,189,698)	(3,696,358)
- general	(2,794,792)	(2,757,315)	(2,367,619)	(2,613,274)
Net loans, advances and financing	151,596,866	140,864,736	127,433,383	136,223,498

(i) By type of customer

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	182,224	163,268	182,044	163,088
- Others	10,152,921	9,758,406	8,620,811	9,748,355
Domestic business enterprise				
- Small and medium enterprise	25,770,094	23,457,406	21,562,740	23,464,107
- Others	20,449,603	21,390,132	17,434,440	21,272,776
Government and statutory bodies	287,059	222,050	176,215	222,050
Individuals	56,449,180	53,329,288	44,423,212	53,274,983
Other domestic entities	176,252	202,020	31,859	46,398
Foreign entities	452,201	381,348	393,225	361,569
Total domestic operations	113,919,534	108,903,918	92,824,546	108,553,326

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Overseas operations:				
Singapore	**33,221,967**	28,042,055	**33,221,967**	28,042,055
Hong Kong SAR	**2,582,625**	2,174,984	**2,582,625**	2,174,984
United States of America	**1,255,098**	1,218,424	**1,255,098**	1,218,424
People's Republic of China	**764,921**	696,326	**764,921**	696,326
Vietnam	**432,307**	391,445	**432,307**	391,445
United Kingdom	**1,268,742**	866,331	**1,268,742**	866,332
Brunei	**157,972**	163,049	**157,972**	163,049
Cambodia	**120,831**	104,195	**120,831**	104,195
Bahrain	**361,691**	322,994	**361,691**	322,994
Labuan offshore	**3,302,937**	3,813,701	-	-
Philippines	**750,666**	682,381	-	-
Indonesia	**77,468**	87,813	-	-
Papua New Guinea	**48,625**	29,654	-	-
	44,345,850	38,593,352	**40,166,154**	33,979,804
Gross loans, advances and financing	**158,265,384**	147,497,270	**132,990,700**	142,533,130

(ii) By interest/profit rate sensitivity

	Group 31 March 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 March 2008 RM'000	Bank 30 June 2007 RM'000
Fixed rate				
- Housing loans/financing	**10,575,051**	11,047,846	**6,284,008**	10,860,914
- Hire purchase receivables	**24,995,623**	21,898,806	**18,307,640**	21,731,957
- Other fixed rate loans/financing	**13,239,280**	14,332,124	**9,865,019**	14,199,453
Variable rate				
- Base lending rate plus	**58,007,703**	53,682,867	**54,821,525**	53,614,209
- Cost plus	**16,091,841**	14,442,609	**12,185,817**	14,249,846
- Other variable rates	**35,355,886**	32,093,018	**31,526,691**	27,876,751
Gross loans, advances and financing	**158,265,384**	147,497,270	**132,990,700**	142,533,130

(ii) Total loans by economic purpose

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Domestic operations:				
Purchase of securities	**10,068,941**	9,336,069	**9,818,990**	9,114,564
Purchase of transport vehicles	**15,502,368**	13,864,267	**8,556,268**	13,855,560
- less Islamic loans sold to Cagamas	**(656,502)**	(787,228)	-	(787,228)
Purchase of landed properties				
- residential	**24,415,706**	24,621,251	**18,812,590**	24,577,064
- non-residential	**6,419,591**	6,305,032	**5,809,070**	6,304,373
- less Islamic housing loans sold to Cagamas	**(374,198)**	(408,915)	-	(408,915)
Purchase of fixed assets (exclude landed properties)	**4,486**	3,363	**4,486**	3,363
Personal use	**3,301,605**	3,138,004	**2,960,035**	3,138,044
Credit card	**2,951,569**	2,631,699	**2,951,549**	2,631,699
Purchase of consumer durables	**23,384**	50,335	**16,528**	50,301
Construction	**5,489,777**	5,547,948	**4,479,930**	5,546,112
Working capital	**45,080,541**	43,352,732	**38,025,254**	43,357,532
Others	**1,692,266**	1,249,361	**1,389,846**	1,170,857
Total domestic operations	**113,919,534**	108,903,918	**92,824,546**	108,553,326

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Overseas operations:				
Singapore	33,221,967	28,042,055	33,221,967	28,042,055
Hong Kong SAR	2,582,625	2,174,984	2,582,625	2,174,984
United States of America	1,255,098	1,218,424	1,255,098	1,218,424
People's Republic of China	764,921	696,326	764,921	696,326
Vietnam	432,307	391,445	432,307	391,445
United Kingdom	1,268,742	866,331	1,268,742	866,332
Brunei	157,972	163,049	157,972	163,049
Cambodia	120,831	104,195	120,831	104,195
Bahrain	361,691	322,994	361,691	322,994
Labuan Offshore	3,302,937	3,813,701	-	-
Philippines	750,666	682,381	-	-
Indonesia	77,468	87,813	-	-
Papua New Guinea	48,625	29,654	-	-
	44,345,850	38,593,352	40,166,154	33,979,804
Gross loans, advances and financing	158,265,384	147,497,270	132,990,700	142,533,130

(iii) Non-performing loans by economic purpose

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Domestic operations:				
Purchase of securities	312,183	339,314	213,737	272,047
Purchase of transport vehicles	127,797	137,861	93,189	137,394
Purchase of landed properties				
- residential	2,355,333	2,584,797	1,817,488	2,582,761
- non-residential	454,613	473,242	411,259	473,242
Purchase of fixed assets (exclude landed properties)	-	9,625	-	9,625
Personal use	236,769	258,919	200,594	258,919
Credit card	41,149	42,902	41,149	42,902
Purchase of consumer durables	1,298	1,299	1,292	1,299
Construction	504,875	678,537	255,094	678,537
Working capital	2,781,129	2,619,262	2,549,330	2,619,262
Others	403,188	477,892	348,611	458,908
Total domestic operations	7,218,334	7,623,650	5,931,743	7,534,896
Overseas operations:				
Singapore	280,281	408,636	280,281	408,636
Hong Kong SAR	15,766	33,927	15,766	33,927
Brunei	44,023	37,378	44,023	37,378
Vietnam	9,510	27,738	9,510	27,738
People's Republic of China	2,037	8,514	2,037	8,514
Cambodia	3,315	3,584	3,315	3,584
Labuan Offshore	37,646	52,653	-	-
Papua New Guinea	4,613	3,223	-	-
Philippines	32,337	58,911	-	-
Indonesia	202	-	-	-
	429,730	634,564	354,932	519,777
	7,648,064	8,258,214	6,286,675	8,054,673

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
At beginning of the period	8,258,214	9,211,938	8,054,673	8,757,597
Non-performing during the period	3,237,742	4,506,633	2,963,357	4,470,979
Reclassified as performing	(1,626,015)	(3,004,543)	(1,353,826)	(2,853,189)
Acquisition of businesses of KBB and AMEX	-	77,008	-	77,008
Transfer from subsidiaries		-	-	22,554
Recovered	(1,487,902)	(1,122,873)	(1,460,982)	(1,047,068)
Amount written off	(730,245)	(846,928)	(668,533)	(825,719)
Converted to Investment Securities	(45,693)	(63,799)	(45,693)	(63,798)
Converted to Properties	(5,700)	-	(5,700)	-
Amount transferred to Maybank Islamic Bhd		-	(1,245,328)	-
Sale of NPL	-	(512,313)	-	(512,313)
Exchange differences and expenses debited	47,663	13,091	48,707	28,622
At end of the period	7,648,064	8,258,214	6,286,675	8,054,673
Less: Specific allowance	(3,873,726)	(3,875,219)	(3,189,698)	(3,696,358)
Net non-performing loans, advances and financing	3,774,338	4,382,995	3,096,977	4,358,315
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	2.43%	3.03%	2.39%	3.11%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Specific Allowance				
At beginning of the period	3,875,219	4,010,299	3,696,358	3,805,936
Allowance made during the period	1,334,183	1,733,021	1,234,260	1,687,783
Amount written back in respect of recoveries	(594,616)	(584,810)	(485,046)	(569,397)
Acquisition of businesses of KBB and AMEX	-	50,709	-	50,709
Amount written off	(730,245)	(1,233,023)	(668,533)	(1,211,814)
Transfer to general allowance	(5,076)	(32,724)	(2,617)	(9,812)
Transferred to impairment losses in value of securities	(8,606)	(8,488)	(8,606)	(8,488)
Transfer to restructured/rescheduled loans	(1,192)	(39,055)	(1,192)	(33,765)
Amount transferred to Maybank Islamic Bhd	-	-	(579,816)	-
Exchange differences	4,059	(20,710)	4,890	(14,794)
At end of the year	3,873,726	3,875,219	3,189,698	3,696,358

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group 31 March 2008 RM'000	Group 30 June 2007 RM'000	Bank 31 March 2008 RM'000	Bank 30 June 2007 RM'000
General Allowance				
At beginning of the year	2,757,315	2,415,073	2,613,274	2,258,397
Allowance made during the year	65,891	361,053	58,120	343,381
Amount written back	(28,523)	(41,802)	-	-
Amount transferred to Maybank Islamic Bhd	-		(307,891)	-
Acquisition of business of KBB	-	3,419	-	3,419
Transfer from subsidiaries	-	-	-	5,352
Transfer from specific allowance	5,076	32,724	2,617	9,812
Exchange differences	(4,967)	(13,152)	1,499	(7,087)
At end of the year	2,794,792	2,757,315	2,367,619	2,613,274
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	1.80%	1.90%	1.82%	1.87%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A11. Other Assets

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Interest receivables	**794,465**	813,824	**704,458**	719,037
Prepayments and deposits	**428,462**	422,684	**391,096**	379,040
Other debtors	**2,277,795**	1,897,702	**2,615,484**	765,715
Tax Recoverable	**125,109**	123,155	**-**	-
Properties -Foreclosed & Acquired in satisfaction of Loan	**116,172**	118,029	**62,533**	56,816
	3,742,003	3,375,394	**3,773,571**	1,920,608

A12. Deposits from Customers

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	**99,799,498**	101,012,633	**82,871,164**	87,798,019
- More than one year	**3,640,624**	3,450,037	**1,846,948**	3,160,018
Money Market deposits	**14,378,695**	-	**14,378,695**	-
Savings deposits	**28,390,509**	27,842,616	**24,172,200**	27,398,458
Demand deposits	**38,111,454**	30,890,786	**32,458,643**	30,738,870
Structured deposits *	**881,597**	480,690	**569,497**	480,690
	185,202,377	163,676,762	**156,297,147**	149,576,055

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Business enterprises	**63,868,923**	63,413,067	**50,517,698**	52,266,805
Individuals	**87,777,912**	82,080,948	**81,784,931**	81,441,707
Government and statutory bodies	**7,356,871**	8,030,787	**5,030,390**	7,780,128
Others	**26,198,671**	10,151,960	**18,964,128**	8,087,415
	185,202,377	163,676,762	**156,297,147**	149,576,055

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Licensed banks	**16,483,559**	23,815,084	**18,032,516**	26,963,414
Licensed finance companies	**157,459**	222,632	**157,459**	222,632
Licensed merchant banks	**211,114**	986,631	**211,114**	986,631
Other financial institutions	**4,601,014**	4,510,343	**4,278,610**	4,510,343
	21,453,146	29,534,690	**22,679,699**	32,683,020
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**18,958,864**	24,651,295	**20,372,966**	27,804,605
- More than one year	**2,494,282**	4,883,395	**2,306,733**	4,878,415
	21,453,146	29,534,690	**22,679,699**	32,683,020
Subordinated obligations				
Unsecured				
- less than one year	**-**	-	**-**	-
- more than one year	[1] **4,953,167**	[1] 6,344,048	[1] **4,953,167**	[1] 6,344,048

[1] Includes Subordinated Notes of USD300 million. (30 June 2007: USD680 million)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A14. Other Liabilities

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Interest/Profit payable	**1,116,067**	1,166,598	**1,055,187**	1,122,645
Provision for outstanding claims	**427,707**	429,786	**-**	-
Unearned premium reserves	**265,438**	275,816	**-**	-
Profit Equalisation Reserves	**59,085**	64,205	**-**	61,768
Provisions and accruals	**1,127,143**	976,262	**654,189**	863,474
Due to brokers and clients	**292,844**	389,751	**-**	-
Deposits and other creditors	**1,891,306**	1,787,149	**1,921,891**	1,849,086
	5,179,590	5,089,567	**3,631,267**	3,896,973

A15. Interest Income

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008 RM'000	31 March 2007 RM'000	31 March 2008 RM'000	31 March 2007 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,781,819**	1,694,753	**5,388,120**	5,092,984
- Recoveries from NPL	**65,703**	75,431	**229,947**	269,063
Money at call and deposit placements with financial institutions	**422,484**	482,684	**1,531,530**	1,354,098
Securities purchased under resale agreements	**210**	2,444	**6,028**	14,952
Securities held-for-trading	**138,400**	112,115	**498,991**	265,429
Securities available-for-sale	**330,217**	302,734	**956,359**	880,249
Securities held-to-maturity	**18,042**	38,018	**79,829**	163,731
	2,756,875	2,708,179	**8,690,804**	8,040,506
Amortisation of premium less accretion of discounts	**8,381**	(8,042)	**8,227**	(44,250)
Net interest/income clawed back/suspended	**(10,575)**	(9,509)	**(39,196)**	(45,497)
	2,754,681	2,690,628	**8,659,835**	7,950,759
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,717,454**	1,625,387	**5,160,350**	4,876,152
- Recoveries from NPL	**64,951**	70,012	**224,543**	261,590
Money at call and deposit placements with financial institutions	**434,471**	481,575	**1,488,273**	1,238,858
Securities purchased under resale agreements	**16**	1,894	**3,073**	13,709
Securities held-for-trading	**132,934**	103,961	**478,854**	250,591
Securities available-for-sale	**283,405**	248,497	**815,622**	703,251
Securities held-to-maturity	**12,988**	34,206	**62,698**	122,244
	2,646,219	2,565,532	**8,233,413**	7,466,395
Amortisation of premium less accretion of discounts	**(1,250)**	(13,713)	**(12,073)**	(48,023)
Net interest/income clawed back/suspended	**(10,575)**	(12,775)	**(39,196)**	(45,497)
	2,634,394	2,539,044	**8,182,144**	7,372,875

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A16. Interest Expense

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Group	RM'000	RM'000	RM'000	RM'000
Deposits and placements of banks and other financial institutions	703,492	226,953	1,402,176	894,292
Deposits from customers	623,256	1,113,082	2,963,910	3,037,080
Loans sold to Cagamas	16,784	31,520	59,143	102,795
Floating rate certificates of deposits	3,750	6,059	16,510	19,074
Subordinated notes	12,963	20,504	52,760	63,265
Subordinated bonds	44,908	-	89,516	-
Others	(17)	(466)	47	277
	1,405,136	1,397,652	4,584,062	4,116,783
Bank				
Deposits and placements of banks and other financial institutions	741,202	285,832	1,507,403	871,073
Deposits from customers	511,735	965,914	2,592,655	2,716,151
Loans sold to Cagamas	16,784	31,520	59,143	102,795
Floating rate certificates of deposits	3,750	6,059	16,510	19,074
Subordinated notes	12,963	20,504	52,760	63,265
Subordinated bonds	44,908	-	89,516	-
Others	(19)	(466)	48	277
	1,331,323	1,309,363	4,318,035	3,772,635

A17. Non-interest Income

Group				
(a) Fee income:				
Commission	170,781	169,428	529,233	487,685
Service charges and fees	169,897	165,127	519,081	452,013
Guarantee fees	28,498	25,975	86,270	70,444
Underwriting fees	4,595	7,516	7,669	8,952
Brokerage income	22,858	31,856	66,594	58,285
Other fee income	14,331	6,616	50,500	25,616
	410,960	406,518	1,259,347	1,102,995
(b) Gain/loss arising from sale of securities:				
Net gain from securities held-for-trading	(3,787)	(5,974)	(26,768)	8,693
Net gain from securities available-for-sale	68,582	72,490	122,243	197,834
Net loss from redemption of securities held-to-maturity	(102)	(93)	(57)	(269)
Net gain from sale of subsidiary company	-	-	-	456
Net loss from sale of associated company	-	-	(300)	-
	64,693	66,423	95,118	206,714
(c) Gross dividend from:				
Securities portfolio	7,296	9,591	24,752	22,093
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	(181,767)	(10,334)	(359,361)	(108,309)
Write back of /(Provision for) impairment losses in securities, net	16,538	1,299	5,992	17,959
	(165,229)	(9,035)	(353,369)	(90,350)
(e) Other income:				
Foreign exchange profit	161,984	79,453	376,976	246,398
Net premiums written	111,695	121,490	356,408	368,658
Rental Income	4,154	3,346	12,486	12,277
Gains on disposal of property, plant and equipment	5,113	356	10,197	870
Gain on disposal of foreclosed properties	1,326	486	4,027	889
Gain on liquidation of subsidiary	-	-	7,178	-
Others	32,463	2,165	87,893	124,681
	316,735	207,296	855,165	753,773
Total non-interest income	634,455	680,793	1,881,013	1,995,225

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A17. Non-interest Income (contd)

Bank	3rd Quarter Ended 31 March 2008 RM'000	3rd Quarter Ended 31 March 2007 RM'000	Cumulative 9 Months Ended 31 March 2008 RM'000	Cumulative 9 Months Ended 31 March 2007 RM'000
(a) Fee income:				
Commission	169,397	168,425	523,869	481,811
Service charges and fees	149,540	143,093	451,594	405,027
Guarantee fees	28,473	25,719	86,119	69,889
Underwriting fees	494	1,443	1,147	1,794
Other fee income	12,510	4,190	41,647	15,357
	360,414	342,870	1,104,376	973,878
(b) Gain/(loss) arising from sale of securities:				
Net (loss)/gain from securities held-for trading	(3,190)	(10,494)	(18,590)	(6,992)
Net gain from securities available-for-sale	63,185	50,914	88,963	146,427
Net loss from redemption of securities held-to-maturity	(89)	(81)	(273)	(238)
Net gain from sale of subsidiary company	5,487	24,017	5,487	82,376
Net loss from sale of associated company	-	-	(1,800)	-
	65,393	64,356	73,787	221,573
(c) Gross dividend income from:				
Securities portfolio	4,439	6,061	8,055	8,922
Subsidiary companies	8,265	227,922	10,065	375,721
	12,704	233,983	18,120	384,643
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	(139,059)	(16,723)	(304,819)	(114,871)
Write back of /(Provision for) impairment losses in securities, net	14,749	8,112	45,729	22,689
Impairment of interest in associates	-	(1,702)	-	(15,358)
	(124,310)	(10,313)	(259,090)	(107,540)
(e) Other income:				
Foreign exchange profit	153,519	77,919	356,857	234,849
Rental Income	4,110	3,225	11,776	11,622
Gain on disposal of property and equipment (net)	4,749	223	7,226	152
Others	10,157	12,848	37,931	72,498
	172,535	94,215	413,790	319,121
Total non-interest income	486,736	725,111	1,350,983	1,791,675

A18. Overhead Expenses

Group	3rd Quarter Ended 31 March 2008 RM'000	3rd Quarter Ended 31 March 2007 RM'000	Cumulative 9 Months Ended 31 March 2008 RM'000	Cumulative 9 Months Ended 31 March 2007 RM'000
Personnel costs	475,975	420,832	1,389,710	1,308,799
- Salaries, allowances and bonuses	366,572	325,039	1,074,171	973,613
- Pension costs	54,513	47,046	159,610	142,904
- Others	54,890	48,747	155,929	192,282
Establishment costs	195,985	182,100	552,111	492,899
- Depreciation	33,014	36,264	99,224	107,257
- Rental of leasehold land and premises	19,220	14,646	54,697	47,635
- Repairs and maintenance of property and equipment	19,108	19,097	56,632	52,946
- Information technology expenses	103,509	79,032	287,254	228,452
- Others	21,134	33,061	54,304	56,609
Marketing expenses	103,389	90,545	315,514	249,969
- Advertisement and publicity	83,041	67,027	252,340	193,839
- Others	20,348	23,518	63,174	56,130
Administration and general expenses	290,076	242,329	871,124	758,234
- Fees and brokerage	101,786	89,713	320,776	249,061
- Administrative expenses	64,587	48,213	189,140	159,803
- General expenses	57,047	32,330	144,249	128,069
- Claims incurred	60,423	62,696	192,626	193,583
- Others	6,233	9,377	24,333	27,718
	1,065,425	935,806	3,128,459	2,809,901

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A18. Overhead Expenses (contd)

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008 RM'000	31 March 2007 RM'000	31 March 2008 RM'000	31 March 2007 RM'000
Bank				
Personnel costs	330,731	378,863	1,146,383	1,174,766
- Salaries, allowances and bonuses	327,987	294,560	963,507	879,713
- Pension costs	50,412	43,206	146,100	130,623
- Others	(47,668)	41,097	36,776	164,430
Establishment costs	173,435	168,123	494,557	449,796
- Depreciation	29,635	33,002	86,126	97,526
- Rental of leasehold land and premises	16,259	14,834	48,188	44,250
- Repairs and maintenance of property and equipment	17,168	16,706	50,060	45,880
- Information technology expenses	97,278	74,571	269,899	215,929
- Others	13,095	29,010	40,284	46,211
Marketing expenses	82,572	76,817	254,636	208,557
- Advertisement and publicity	63,410	54,418	195,253	155,185
- Others	19,162	22,399	59,383	53,372
Administration and general expenses	215,498	165,527	631,811	527,832
- Fees and brokerage	100,691	86,156	307,806	234,407
- Administrative expenses	53,725	44,960	161,915	145,524
- General expenses	52,532	29,030	137,576	125,981
- Others	8,550	5,381	24,514	21,920
	802,236	789,330	2,527,387	2,360,951

A19. Allowance for Losses on Loans, Advances and Financing

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008 RM'000	31 March 2007 RM'000	31 March 2008 RM'000	31 March 2007 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	3,860	52,502	37,368	185,318
- specific allowance	422,486	336,342	1,334,183	1,270,329
- specific allowance written back	(134,180)	(96,862)	(594,616)	(457,249)
Bad debts and financing written off	1,498	1,362	42,905	4,683
Bad debts and financing recovered	(127,879)	(90,013)	(362,135)	(347,248)
Provision/(write back) for other debts	539	(8,343)	(5,760)	(8,100)
	166,324	194,988	451,945	647,733
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	11,677	51,468	58,120	193,053
- specific allowance	335,278	332,006	1,234,260	1,236,319
- specific allowance written back	(108,155)	(92,321)	(485,046)	(451,614)
Bad debts and financing written off	1,190	1,312	42,520	4,582
Bad debts and financing recovered	(124,094)	(87,714)	(350,826)	(312,002)
	115,896	204,751	499,028	670,338

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Mar 2008	Mar 2007	Mar 2008	Mar 2007	Mar 2008	Mar 2007	Mar 2008	Mar 2007	Mar 2008	Mar 2007	Mar 2008	Mar 2007
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	10,808,844	9,994,321	346,563	410,183	482,323	519,073	23,672	42,637	-	-	11,661,402	10,966,214
Inter-segment revenue	116,774	475,739	30,653	267,244	142,839	4,432	3,307	7,119	(293,573)	(754,534)	-	-
Total revenue	10,925,618	10,470,060	377,216	677,427	625,162	523,505	26,979	49,756	(293,573)	(754,534)	11,661,402	10,966,214
Segment results												
Operating profit	3,275,530	3,793,299	89,960	432,822	265,836	171,678	19,858	30,413	(131,336)	(746,952)	3,519,848	3,681,260
Loan loss and provision	(486,013)	(679,568)	34,082	31,917	(13)	(94)	(1)	12	-	-	(451,945)	(647,733)
Share of results of associates	-	-	-	-	-	-	(568)	(1,128)	-	-	(568)	(1,128)
Profit before taxation	2,789,517	3,113,731	124,042	464,739	265,823	171,584	19,289	29,297	(131,336)	(746,952)	3,067,335	3,032,399
Taxation & Zakat	(693,635)	(868,866)	(32,223)	(92,214)	(95,889)	(44,844)	(3,715)	(5,429)	3,722	163,831	(821,740)	(847,522)
Profit after taxation and zakat	2,095,882	2,244,865	91,819	372,525	169,934	126,740	15,574	23,868	(127,614)	(583,121)	2,245,595	2,184,877
Minority interest	-	-	-	-	-	-	-	-	-	-	(20,606)	(59,311)
Net profit for the year	2,095,882	2,244,865	91,819	372,525	169,934	126,740	15,574	23,868	(127,614)	(583,121)	2,224,989	2,125,566
OTHER INFORMATION												
Capital expenditure	154,670	187,083	3,130	691	3,784	1,737	59	759	-	-	161,643	190,270
Depreciation	91,999	116,882	1,857	3,215	4,615	5,838	753	1,394	-	-	99,224	127,329
Amortisation	31,909	-	976	-	3,940	-	166	-			36,990	-
Non-cash expenses/(income) other than depreciation	(67,902)	74,371	15,736	2,763	(45)	4,872	(149)	(7,300)	-	-	(52,360)	74,706

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Mar 2008	June 2007	Mar 2008	June 2007	Mar 2008	June 2007	Mar 2008	June 2007	Mar 2008	June 2007	Mar 2008	June 2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	247,154,241	239,385,356	9,765,799	10,041,389	20,320,866	19,908,892	1,101,784	3,049,561	(19,511,083)	(15,761,523)	258,831,607	256,623,675
Investments in associates	33,303	40,739	-	-	-	-	11,186	11,566	-	(8,704)	44,489	43,601
Total assets	247,187,544	239,426,095	9,765,799	10,041,389	20,320,866	19,908,892	1,112,970	3,061,127	(19,511,083)	(15,770,227)	258,876,096	256,667,276
Total segment liabilities	226,507,647	219,659,303	8,409,297	8,778,938	16,449,426	16,108,436	859,091	989,936	(12,881,783)	(8,737,485)	238,443,678	236,799,128

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Mar 2008	Mar 2007	Mar 2008	Mar 2007	Mar 2008	Mar 2007	Mar 2008	June 2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	9,514,547	9,317,483	2,881,285	3,282,142	134,957	179,514	210,013,919	209,086,242
Singapore	1,612,527	1,367,897	341,296	270,392	24,933	7,942	45,390,866	39,178,558
Other locations	827,901	1,035,368	(23,910)	206,767	1,753	2,814	22,982,394	24,172,703
	11,954,975	11,720,748	3,198,671	3,759,301	161,643	190,270	278,387,179	272,437,503
Eliminations	(293,573)	(754,534)	(131,336)	(726,902)	-	-	(19,511,083)	(15,770,227)
Group	11,661,402	10,966,214	3,067,335	3,032,399	161,643	190,270	258,876,096	256,667,276

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2007.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd.)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2008, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM186.6 million (30 June 2007: RM135.9 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 31 March 2008, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM302.6 million (30 June 2007: RM159.1 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

Group	As at 31 March 2008 Notional Amount RM'000	As at 31 March 2008 Credit Equivalent Amount* RM'000	As at 31 March 2008 Risk Weighted Amount* RM'000	As at 30 June 2007 Notional Amount RM'000	As at 30 June 2007 Credit Equivalent Amount* RM'000	As at 30 June 2007 Risk Weighted Amount* RM'000
Direct credit substitutes	**5,150,016**	**5,150,016**	**4,635,816**	5,171,650	5,171,650	4,736,389
Certain transaction-related contingent items	**9,372,762**	**4,686,381**	**4,288,217**	7,213,591	3,606,795	3,273,307
Short-term self-liquidating trade-related contingencies	**4,015,002**	**802,457**	**591,967**	6,562,586	1,312,517	614,099
Islamic housing and hire purchase loans sold to Cagamas Berhad	**1,070,700**	**1,070,700**	**851,601**	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	**488,974**	**146,889**	**129,889**	1,166,613	583,307	583,307
Irrevocable commitments to extend credit:						
- maturity within one year	**70,145,727**	**-**	**-**	60,228,585	-	-
- maturity exceeding one year	**9,591,816**	**4,795,908**	**4,598,710**	9,887,353	4,943,676	4,715,569
Foreign exchange related contracts:						
- less than one year	**41,041,463**	**596,371**	**181,582**	50,797,825	525,756	180,914
- one year to less than five years	**1,305,409**	**37,345**	**9,319**	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	**17,779,890**	**1,381,124**	**310,763**	23,812,539	863,091	214,301
- one year to less than five years	**14,520,793**	**436,190**	**125,775**	2,182,786	79,116	19,645
- five years and above	**3,107,933**	**167,893**	**57,967**	3,587,527	130,030	32,287
Miscellaneous	**4,503,265**	**-**	**-**	2,827,255	-	-
	182,093,750	**19,271,274**	**15,781,606**	175,392,450	18,419,926	15,364,203

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	As at 31 March 2008			As at 30 June 2007		
	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	**4,391,916**	**4,391,916**	**3,960,926**	4,470,302	4,470,302	4,035,043
Certain transaction-related contingent items	**8,731,479**	**4,365,739**	**4,005,455**	7,144,082	3,572,041	3,242,020
Short-term self-liquidating trade-related contingencies	**3,783,100**	**756,620**	**553,762**	6,495,940	1,299,188	606,916
Islamic housing and hire purchase loans sold to Cagamas Berhad	**-**	**-**	**-**	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	**293,778**	**146,889**	**129,889**	286,822	143,411	143,411
Irrevocable commitments to extend credit:						
- maturity within one year	**64,289,555**	**-**	**-**	59,698,675	-	-
- maturity exceeding one year	**9,158,958**	**4,579,479**	**4,528,981**	9,299,580	4,649,790	4,555,080
Foreign exchange related contracts:						
- less than one year	**40,991,442**	**596,371**	**181,582**	50,797,825	525,756	180,914
- one year to less than five years	**1,305,410**	**37,345**	**9,319**	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	**17,121,301**	**1,362,346**	**310,727**	23,371,524	847,098	206,638
- one year to less than five years	**13,771,844**	**412,197**	**118,744**	2,142,360	77,650	18,942
- five years and above	**2,913,591**	**155,012**	**51,526**	3,521,085	127,621	31,132
Miscellaneous	**4,340,831**	**-**	**-**	2,774,807	-	-
	171,093,205	**16,803,914**	**13,850,911**	171,957,142	16,916,845	14,014,481

*** The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk

Group As at 31 March 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	29,968,644	-	-	-	-	3,802,691	-	33,771,335	3.46
Deposits and placements with banks and other financial institutions	1,899,023	5,502,019	3,017,643	10,772	9,793	302,250	-	10,741,500	3.63
Securities purchased under resale agreements	15,629	15,628	-	-	-	-	-	31,257	3.65
Securities held-for-trading							1,949,675	1,949,675	4.15
Securities available-for-sale	311,171	271,642	380,998	1,378,132	375,442		30,184,851	32,902,236	4.14
Securities held-to-maturity	6,791	1,144	68,868	715,396	188,359	44,178	-	1,024,736	5.62
Loans, advances and financing									
- performing	68,635,948	17,388,371	12,239,643	17,982,621	21,200,543	13,170,194	-	150,617,320	6.37
- non-performing*	-	-	-	-	-	979,546	-	979,546	-
Derivative assets							744,020	744,020	-
Other Assets	-	-	-	-	-	3,938,488	-	3,938,488	-
Other non-interest sensitive balances	-	-	-	-	-	6,826,635	-	6,826,635	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,349,348	-	15,349,348	-
TOTAL ASSETS	100,837,206	23,178,804	15,707,152	20,086,921	21,774,137	44,413,330	32,878,546	258,876,096	

A25. Interest Rate Risk (contd)

Group As at 31 March 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	69,658,375	19,585,694	31,856,100	43,541,344	57,850	20,503,014	-	185,202,377	1.62
Deposits and placements of banks and other financial institutions	14,907,287	2,364,419	1,032,693	1,710,796	261,478	1,176,473	-	21,453,146	2.88
Obligations on securities sold under repurchase agreements	75,402	-	-	-	-	38,912	-	114,314	4.49
Bills and acceptances payable	805,248	877,584	203,477	-	-	1,256,009	-	3,142,318	3.59
Recourse obligations on loans sold to Cagamas	-	-	981,055	388,527	-	-	-	1,369,582	4.37
Derivative liabilities	-	-	-	-	-	-	1,090,070	1,090,070	-
Subordinated obligations	953,524	-	-	2,499,643	1,500,000	-	-	4,953,167	4.77
Other liabilities	-	-	-	-	-	5,179,590	-	5,179,590	-
Other non-interest sensitive balances	-	-	-	-	-	589,766	-	589,766	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	3,996,960	-	3,996,960	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,352,388	-	11,352,388	-
Total Liabilities	86,399,836	22,827,697	34,073,325	48,140,310	1,819,328	44,093,112	1,090,070	238,443,678	
Shareholders' equity	-	-	-	-	-	19,751,125	-	19,751,125	
Minority interests	-	-	-	-	-	681,293	-	681,293	
Total Liabilities and Shareholders' Equity	86,399,836	22,827,697	34,073,325	48,140,310	1,819,328	64,525,530	1,090,070	258,876,096	
On-balance sheet interest sensitivity gap	14,437,370	351,107	(18,366,173)	(28,053,389)	19,954,809	(20,112,200)	31,788,476		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(280,489)	2,153,608	2,053,643	(3,926,762)	-	-	-		
Total interest sensitivity gap	14,156,881	2,504,715	(16,312,530)	(31,980,151)	19,954,809	(20,112,200)	31,788,476	-	
Cumulative interest rate sensitivity gap	14,156,881	16,661,596	349,066	(31,631,085)	(11,676,276)	(31,788,476)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	32,184,637	-	-	-	-	5,289,928	122,857	37,597,422	4.66
Deposits and placements with banks and other financial institutions	75,802	9,934,437	6,900,360	10,000	5,000	418,897	3,925	17,348,421	4.77
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	2,032,634	2,032,634	4.43
Securities available-for-sale	-	-	-	-	-	-	29,124,704	29,124,704	4.32
Securities held-to-maturity	275,534	109,462	988,426	715,724	401,429	43,817	-	2,534,392	4.29
Loans, advances and financing									
- performing	57,832,642	10,674,373	8,770,062	24,399,903	24,939,881	12,622,195	-	139,239,056	6.62
- non-performing*	-	-	-	-	-	1,625,680	-	1,625,680	-
Derivative assets	-	-	-	-	-	-	394,870	394,870	-
Other Assets	-	-	-	-	-	3,257,377	-	3,257,377	
Other non-interest sensitive balances	-	-	-	-	-	8,216,089	-	8,216,089	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,037,859	-	15,037,859	-
TOTAL ASSETS	90,541,966	20,803,693	16,658,848	25,125,627	25,346,310	46,511,842	31,678,990	256,667,276	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Group As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	53,845,268	18,489,984	34,003,949	38,824,910	184,646	18,328,005	-	163,676,762	2.14
Deposits and placements of banks and other financial institutions	14,316,670	7,891,224	2,425,445	1,496,682	457,273	2,947,396	-	29,534,690	3.93
Obligations on securities sold under repurchase agreements	9,572,963	152,690	231,412	-	-	-	-	9,957,065	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,715,988	-	2,930,070	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities	-	-	-	-	-	-	656,705	656,705	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	5,089,567	-	5,089,567	
Other non-interest sensitive balances	-	-	-	-	-	1,116,600	-	1,116,600	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	1,194,914	-	1,194,914	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	13,842,945	-	13,842,945	-
Total Liabilities	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	44,235,415	656,705	236,799,128	
Shareholders' equity	-	-	-	-	-	19,197,656	-	19,197,656	
Minority interests	-	-	-	-	-	670,492	-	670,492	
Total Liabilities and Shareholders' Equity	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	64,103,563	656,705	256,667,276	
On-balance sheet interest sensitivity gap	12,388,041	(6,482,718)	(20,872,637)	(16,823,593)	18,360,343	(17,591,721)	31,022,285	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,408,732)	2,520,569	1,628,139	(446,677)	(1,293,299)	-	-	-	
Total interest sensitivity gap	9,979,309	(3,962,149)	(19,244,498)	(17,270,270)	17,067,044	(17,591,721)	31,022,285	-	
Cumulative interest rate sensitivity gap	9,979,309	6,017,160	(13,227,338)	(30,497,608)	(13,430,564)	(31,022,285)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Bank As at 31 March 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	26,643,378	-	-	-	-	4,810,395	-	31,453,773	3.25
Deposits and placements with banks								-	
and other financial institutions	49,064	4,656,813	2,906,920	-	-	287,670	-	7,900,467	3.41
Securities purchased under resale								-	
agreements	15,629	15,628	-	-	-	-	-	31,257	3.65
Securities held-for-trading	-	-	-	-	-	-	1,371,561	1,371,561	3.80
Securities available-for-sale	-	-	-	-	-	-	27,725,346	27,725,346	3.89
Securities held-to-maturity	-	-	17,547	386,771	79,875	24,782	-	508,975	6.01
Loans, advances and financing								-	
- performing	67,530,456	16,392,164	10,946,172	17,106,400	14,728,833	-	-	126,704,025	6.48
- non-performing*						729,358		729,358	-
Derivative assets	-	-	-	-	-	-	742,027	742,027	-
Other assets	-	-	-	-	-	3,955,285	-	3,955,285	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	10,103,857	-	10,103,857	-
TOTAL ASSETS	94,238,527	21,064,605	13,870,639	17,493,171	14,808,708	19,911,347	29,838,934	211,225,931	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Bank **As at 31 March 2008**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	60,386,078	18,642,493	31,203,430	43,597,667	66,299	2,401,180	-	156,297,147	1.79
Deposits and placements of banks								-	
and other financial institutions	15,914,605	2,660,923	1,162,222	1,921,192	294,279	726,478	-	22,679,699	2.83
Obligations on securities sold								-	
under repurchase agreements	75,402	-	-	-	-	-	-	75,402	5.00
Bills and acceptances payable	797,509	877,498	203,457	-	-	1,116,312	-	2,994,776	3.62
Recourse obligations on loans sold to Cagamas	-	-	981,055	388,527	-	-	-	1,369,582	4.37
Derivative liabilities	-	-	-	-	-	-	1,025,049	1,025,049	-
Subordinated obligations	953,524	-	-	2,499,643	1,500,000	-	-	4,953,167	5.15
Other liabilities	-	-	-	-	-	3,631,267	-	3,631,267	-
Other non-interest sensitive balances	-	-	-	-	-	481,562	-	481,562	-
Total Liabilities	78,127,118	22,180,914	33,550,164	48,407,029	1,860,578	8,356,799	1,025,049	193,507,651	
Shareholders' equity	-	-	-	-	-	17,718,280	-	17,718,280	
Total Liabilities and Shareholders' Equity	78,127,118	22,180,914	33,550,164	48,407,029	1,860,578	26,075,079	1,025,049	211,225,931	
On-balance sheet interest sensitivity gap	16,111,409	(1,116,309)	(19,679,525)	(30,913,858)	12,948,132	(6,163,734)	28,813,885	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(434,622)	2,080,746	1,986,963	(3,633,087)	-	-	-	-	
Total interest sensitivity gap	15,676,787	964,437	(17,692,562)	(34,546,945)	12,948,132	(6,163,734)	28,813,885	-	
Cumulative interest rate sensitivity gap	15,676,787	16,641,224	(1,051,338)	(35,598,283)	(22,650,151)	(28,813,885)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank As at 30 June 2007	Non trading book								
	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	29,117,254	-	-	-	-	5,083,655	-	34,200,909	4.58
Deposits and placements with banks and other financial institutions	31,823	8,664,258	6,468,752	-	-	396,081	-	15,560,914	4.84
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	1,447,227	1,447,227	4.20
Securities available-for-sale	-	-	-	-	-	-	25,213,654	25,213,654	3.95
Securities held-to-maturity	-	91,003	1,126,672	357,147	363,869	25,373	-	1,964,064	4.45
Loans, advances and financing									
- performing	56,346,011	8,711,918	7,810,960	24,123,624	24,766,171	12,719,773	-	134,478,457	6.60
- non-performing*	-	-	-	-	-	1,745,041	-	1,745,041	-
Derivative assets	-	-	-	-	-	-	390,406	390,406	-
Other assets	-	-	-	-	-	1,833,414	-	1,833,414	-
Other non-interest sensitive balances	-	-	-	-	-	10,354,382	-	10,354,382	-
TOTAL ASSETS	85,668,439	17,552,600	15,406,384	24,480,771	25,130,040	32,157,719	27,051,287	227,447,240	

A25. Interest Rate Risk (contd)

Bank **As at 30 June 2007**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	43,631,730	15,989,458	33,013,878	38,716,551	16,300	18,208,138	-	149,576,055	1.95
Deposits and placements of banks and other financial institutions	17,470,601	7,890,985	2,424,881	1,491,886	457,273	2,947,394	-	32,683,020	3.91
Obligations on securities sold under repurchase agreements	10,106,302	152,239	231,314	-	-	-	-	10,489,855	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,708,006	-	2,922,088	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities	-	-	-	-	-	-	644,860	644,860	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	3,896,973	-	3,896,973	-
Other non-interest sensitive balances	-	-	-	-	-	980,741	-	980,741	-
Total Liabilities	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	27,741,252	644,860	209,993,402	
Shareholders' equity	-	-	-	-	-	17,453,838	-	17,453,838	
Total Liabilities and Shareholders' Equity	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	45,195,090	644,860	227,447,240	
On-balance sheet interest sensitivity gap	14,040,782	(7,232,595)	(21,134,368)	(17,355,294)	18,312,419	(13,037,371)	26,406,427	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,597,074)	2,464,903	1,623,289	(228,771)	(1,262,347)	-	-	-	
Total interest sensitivity gap	11,443,708	(4,767,692)	(19,511,079)	(17,584,065)	17,050,072	(13,037,371)	26,406,427	-	
Cumulative interest rate sensitivity gap	11,443,708	6,676,016	(12,835,063)	(30,419,128)	(13,369,056)	(26,406,427)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Before deducting proposed dividend:				
Core capital ratio	**9.87%**	10.06%	**10.60%**	9.82%
Risk-weighted capital ratio	**13.98%**	15.14%	**13.02%**	14.11%
After deducting proposed dividend:				
Core capital ratio	**9.59%**	9.43%	**10.26%**	9.13%
Risk-weighted capital ratio	**13.69%**	14.51%	**12.68%**	13.42%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**4,881,018**	3,889,225	**4,881,018**	3,889,225
Share premium	**2,199,743**	2,935,570	**2,096,318**	2,935,570
Other reserves	**12,335,114**	12,036,017	**10,635,357**	10,337,119
Tier I minority interest	**274,312**	276,842	**-**	-
Less: Deferred tax assets [1]	**(927,490)**	(1,016,730)	**(862,286)**	(951,526)
Less: Goodwill [1]	**(81,015)**	(81,015)	**(81,015)**	(81,015)
Total Tier I capital	**18,681,682**	18,039,909	**16,669,392**	16,129,373
Tier II capital				
Subordinated obligations	**4,958,500**	6,349,060	**4,958,500**	6,349,060
General allowance for bad and doubtful debts	**2,794,792**	2,757,315	**2,367,620**	2,613,274
Total Tier II capital	**7,753,292**	9,106,375	**7,326,120**	8,962,334
Total capital	**26,434,974**	27,146,284	**23,995,512**	25,091,707
Less: Investment in subsidiary companies [2]	**-**	-	**(3,517,819)**	(1,923,929)
Capital base	**26,434,974**	27,146,284	**20,477,693**	23,167,778

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank in the previous financial year.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking

A27a. Unaudited Balance Sheets as at 31 March 2008[1]

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
ASSETS				
Cash and short-term funds	**2,134,300**	1,913,875	-	1,633,560
Deposits and placements with banks and other financial institutions	**110,511**	73,536	-	73,536
Securities portfolio	**2,899,709**	3,735,886	-	3,489,141
Loans and financing	**20,015,814**	17,945,079	-	17,935,458
Deferred tax assets	**10,234**	192,303	-	192,473
Other assets	**113,300**	91,696	-	77,499
Statutory deposit with Bank Negara Malaysia	**712,000**	501,000	-	501,000
Total Assets	**25,995,868**	24,453,375	-	23,902,667
LIABILITIES				
Deposits from customers	**17,755,697**	16,252,045	-	15,806,576
Deposit and placements of banks and other financial institutions	**1,006,500**	2,278,022	-	2,278,022
Bills and acceptances payable	**130,183**	526,874	-	526,874
Other liabilities	**5,250,451**	694,934	-	646,779
Provision for taxation and zakat	**41,448**	237,754	-	236,531
Subordinated obligations	-	2,500,000	-	2,500,000
Total Liabilities	**24,184,279**	22,489,629	-	21,994,782
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	**148,358**	521,003	-	516,002
Share Capital	**100,000**	-	-	-
Reserves	**1,563,231**	1,442,743	-	1,391,883
	1,811,589	1,963,746	-	1,907,885
Total Liabilities and Islamic Banking Funds	**25,995,868**	24,453,375	-	23,902,667
COMMITMENTS AND CONTINGENCIES	**8,298,918**	9,573,057	-	9,573,057

[1] The assets and liabilities of the Islamic Banking Business of Maybank in Malaysia have been effected and vested to Maybank Islamic Berhad, a wholy owned subsidiary of Maybank, on 1 January 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking (contd)

A27b. Unaudited Income Statements for the Third Financial Quarter Ended 31 March 2008

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008 RM'000	31 March 2007 RM'000	31 March 2008 RM'000	31 March 2007 RM'000
Group				
Income derived from investment of depositors' funds	352,260	345,497	1,078,029	1,010,994
Expenses directly attributable to depositors and Islamic Banking Funds	(16,881)	(10,529)	(50,736)	(31,104)
Transfer from/(to) profit equalisation reserve	16,225	(800)	4,887	90,392
Gross attributable income	351,604	334,168	1,032,180	1,070,282
Allowance for losses on financing, advances and other loans	(49,761)	(8,180)	(157,915)	(121,565)
Total attributable income	301,843	325,988	874,265	948,717
Income attributable to the depositors	(107,252)	(144,921)	(370,212)	(395,936)
Income attributable to the Group	194,591	181,067	504,053	552,781
Income derived from investment of Islamic Banking Funds				
Gross investment income	23,463	17,215	69,122	53,780
Finance cost	-	(17,323)	(39,569)	(66,166)
Net (expense)/income from investment of Islamic Banking Funds	23,463	(108)	29,553	(12,386)
	218,054	180,959	533,606	540,395
Overhead expenses	(97,351)	(74,671)	(299,867)	(230,756)
Profit before zakat and tax expense	120,703	106,288	233,739	309,639
Taxation	(20,956)	(32,521)	(53,582)	(95,365)
Zakat	(1,064)	(1,252)	(2,574)	(3,664)
Profit after taxation	98,683	72,515	177,583	210,610
Bank				
Income derived from investment of depositors' funds	-	340,308	706,273	992,539
Expenses directly attributable to depositors and Islamic Banking Funds	-	(9,494)	(33,852)	(27,677)
Transfer from/(to) profit equalisation reserve	-	-	(10,225)	91,290
Gross attributable income	-	330,814	662,196	1,056,152
Allowance for losses on financing, advances and other loans	-	(7,445)	(108,897)	(121,668)
Total attributable income	-	323,369	553,299	934,484
Income attributable to the depositors	-	(143,261)	(249,977)	(391,391)
Income attributable to the reporting institution	-	180,108	303,322	543,093
Income derived from investment of Islamic Banking Funds				
Gross investment income	-	17,214	45,337	53,777
Finance cost	-	(17,323)	(39,569)	(66,166)
Net (expense)/income from investment of Islamic Banking Funds	-	(109)	5,768	(12,389)
	-	179,999	309,090	530,704
Overhead expenses	-	(74,550)	(202,276)	(230,434)
Profit before zakat and tax expense	-	105,449	106,814	300,270
Taxation	-	(32,573)	(32,200)	(94,118)
Zakat	-	(1,252)	(1,495)	(3,624)
Profit after taxation	-	71,624	73,119	202,528

A27b. Unaudited Income Statements for the Third Financial Quarter Ended 31 March 2008 (Contd)

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	31 March 2008 RM'000	31 March 2007 RM'000	31 March 2008 RM'000	31 March 2007 RM'000
Gross attributable income	**1,032,180**	1,070,282	**662,196**	1,056,152
Net income from investment of Islamic Banking Fund	**29,553**	(12,386)	**5,768**	(12,389)
Total income before allowances for loan losses and overheads	**1,061,733**	1,057,896	**667,964**	1,043,763
Income attributable to the depositors	**(370,212)**	(395,936)	**(249,977)**	(391,391)
Income from Islamic Banking scheme	**691,521**	661,960	**417,987**	652,372

A27c. Loans and Financing

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Overdrafts	**1,727,123**	1,677,671	-	1,677,671
Term financing				
- House financing	**4,777,607**	5,101,545	-	5,101,545
- Syndicated financing	**158,877**	304,483	-	294,119
- Hire purchase receivables	**7,852,599**	5,445,996	-	5,445,996
- Other term financing	**14,716,895**	14,794,843	-	14,794,843
Trust receipts	**173,718**	146,359	-	146,359
	29,406,819	27,470,897	-	27,460,533
Unearned income	**(8,477,270)**	(8,325,050)	-	(8,325,050)
Gross loans and financing	**20,929,549**	19,145,847	-	19,135,483
Allowance for bad and doubtful debts and financing:				
- specific	**(613,845)**	(536,572)	-	(536,572)
- general	**(299,890)**	(664,196)	-	(663,453)
Net loans and financing	**20,015,814**	17,945,079	-	17,935,458

A27d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Balance at beginning of period	**1,306,138**	1,363,941	**1,306,138**	1,363,941
Non-performing during the period	**472,186**	823,539	**295,447**	823,539
NPL of subsidiary acquired	-	8,859	-	8,859
Recovered/regularized during the period	**(441,117)**	(806,036)	**(269,973)**	(806,036)
Amount written off	**(47,355)**	(90,291)	**(19,953)**	(90,291)
Amount transfer to Head Office (Pursuant to NPL asset disposal)	**(69,448)**	-	**(69,448)**	-
Amount transfer to Maybank Islamic Berhad	-	-	**(1,245,328)**	-
Expenses debited to customers' accounts	**5,592**	6,126	**3,117**	6,126
Balance at end of the period	**1,225,996**	1,306,138	-	1,306,138
Specific allowance	-	(536,572)	-	(536,572)
Net non-perfoming loans and financing	**1,225,996**	769,566	-	769,566
Net NPL as % of gross loans and financing less specific allowance	**6.03%**	4.14%	-	4.14%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking (contd)

A27d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
General allowance				
At beginning of the period	664,196	623,914	663,453	623,914
Allowance made during the period	15,560	69,324	9,054	68,398
Allowance written back	(15,250)	(29,234)	-	(29,051)
Amount transfer to Head Office (Excess in General Allowance)	(367,233)	-	(367,233)	-
Amount transfer to Maybank Islamic Bhd	-	-	(307,891)	-
Amount transfer from KBB	-	192	-	192
Transfer from specific allowance	2,617	-	2,617	
At end of the period	299,890	664,196	-	663,453
As % gross loans and financing less specific allowance	1.48%	3.57%	-	3.57%
Specific allowance				
At beginning of the period	536,572	390,937	536,572	390,937
Allowance made during the period	240,688	289,558	153,175	289,558
Amount written back	(69,349)	(52,088)	(43,267)	(52,088)
Amount written off	(47,355)	(90,290)	(19,953)	(90,290)
Transfer to general allowance	(2,617)	-	(2,617)	-
Transfer from specific allowance for restructured and rescheduled loans	-	(9,502)	-	(9,502)
Transfer from KBB	-	7,957	-	7,957
Amount transfer to Head Office (Pursuant NPL asset disposal)	- (44,094)	- -	- (44,094)	- -
Amount transfer to Maybank Islamic Berhad	-	-	(579,816)	-
At end of the period	613,845	536,572	-	536,572

A27e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	31 March 2008 RM'000	30 June 2007 RM'000	31 March 2008 RM'000	30 June 2007 RM'000
Mudharabah Fund				
Demand deposits	2,092,449	1,885,819	-	1,885,819
Savings deposits	103,511	83,805	-	83,805
General investment deposits	5,100,732	6,192,625	-	5,782,692
Special investment deposits	-	483,953	-	483,953
	7,296,692	8,646,202	-	8,236,269
Non-Mudharabah Fund				
Demand deposits	3,413,737	2,940,783	-	2,905,247
Savings deposits	3,786,120	3,217,921	-	3,217,921
Structured deposits	312,100	-	-	-
Negotiable instruments of deposits	2,947,048	1,447,139	-	1,447,139
	10,459,005	7,605,843	-	7,570,307
Deposit from Customers	17,755,697	16,252,045	-	15,806,576

A27f. Establishment of an Islamic Banking Subsidiary - Maybank Islamic Berhad

On 12 December 2007, Maybank obtained an order from the High Court of Malaya to effect and vest over the assets and liabilities of the Islamic Banking Business of Maybank in Malaysia as defined in the Business Acquisition Agreement to Maybank Islamic Berhad (MIB). However, the Islamic banking business from its overseas operations will remain with Maybank. The effective date of transfer and vesting of the Islamic Banking Business of Maybank in Malaysia is on 1 January 2008. The assets and liabilities vested to MIB are as follows:

As at 31 December 2007

	RM'000
ASSETS	
Cash and short-term funds	1,416,054
Deposits and placements with banks and other financial institutions	4,397
Securities portfolio	2,548,875
Loans and financing	19,485,068
Other assets	103,948
Statutory deposit with Bank Negara Malaysia	603,000
Total Assets	24,161,342
LIABILITIES	
Deposits from customers	17,129,124
Deposit and placements of banks and other financial institutions	4,414,584
Obligations on securities sold under repurchase agreements	29,625
Bills and acceptances payable	12,942
Other liabilities	1,092,202
Provision for zakat	5,058
Total Liabilities	22,683,535
Net Assets	1,477,807

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28. Effects of Changes in Accounting Policies

The following tables provide estimates of the extent to which of the line items in the balance sheets for the third financial quarter ended 31 March 2008 is higher or lower as a result of changes in accounting policies as stated in Note A1:

a. Effects on Balance Sheets as at 31 March 2008

	Increase/(Decrease)	
	Group	Bank
FRS 117	RM'000	RM'000
Other assets	118,385	87,496
Property, plant & equipment	(118,385)	(87,496)

b. Restatement of Comparatives

The following comparatives have been restated as a result of adopting new FRS:-

(i) Balance Sheets as at 30 June 2007

		Increase/ (Decrease)	
	Previously Stated	FRS 117	Total
	RM'000	RM'000	RM'000
Group			
Other assets	3,357,377	118,017	3,475,394
Property, plant & equipment	1,269,703	(118,017)	1,151,686
Bank			
Other assets	1,833,414	87,194	1,920,608
Property, plant & equipment	1,074,389	(87,194)	987,195

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's pre-tax profit for the nine months ended 31 March 2008 registered an increase of 1.2% or RM34.9 million to RM3,067 million compared to the corresponding period. Net Profit attributable to equity holders was however higher by 4.7% or RM99.4 million to RM2,225 million compared to the corresponding period.

The growth was largely driven by higher net interest income earned and lower provision made for loan loss. Net interest income registered an increase of 6.3% or RM241.8 million on higher gross loan growth of 13.0% or RM18.26 billion to RM158.27 billion compared to the corresponding period.

In the period under review, the Group's performance was impacted by slower growth in non-interest income arising mainly from unrealised mark to market loss of securities and derivatives, and net of write back of impairment losses in securities amounting to RM353.4 million compared to RM90.4 million in the previous corresponding period.

The Group's focus on improving asset quality as one of its operational strategies to enhance bottom line growth has resulted in a lower provision for loan loss of RM451.9 million as against RM647.7 million in the corresponding period. Net NPL as a percentage of gross loans, advances and financing improved to 2.43% from 3.56% compared to the corresponding period

B2. Variation of Results Against Preceding Quarter

The Group registered a lower pre-tax profit of RM1,020 million in the current quarter compared with a pre-tax profit of RM1,033 million for the preceding quarter ended due mainly to higher unrealised mark to market loss of securities and derivatives.

B3. Prospects

The prospects of a slowing US economy that threatens to slide into recession presents a downside risk to Malaysia's external sector, especially in curbing manufacturing exports growth. Nevertheless, domestic and business spending is expected to remain resilient, upheld by sturdy consumer spending, despite some risk of inflationary pressures. However, overall, the slightly restrained economic performance would still provide sustained growth in interest income and recurring non-interest income. The Group is confident of sustaining the current performance for this financial year.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

B5. Tax Expense and Zakat

The analysis of the tax expense for the second financial quarter ended 31 December 2007 are as follows:

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	**128,458**	266,266	**649,268**	775,291
Foreign income tax	**24,926**	(4,237)	**80,303**	3,361
	153,384	262,029	**729,571**	778,652
Under/(over) provision in prior years	**7,447**	1,640	**(87,836)**	1,036
Deferred tax expense				
- Origination and reversal of temporary differences	**90,240**	(6,719)	**136,255**	23,525
Due to reduction in statutory rate	**1,003**	889	**40,326**	40,645
	91,243	(5,830)	**176,581**	64,170
Tax expense for the period	**252,074**	257,839	**818,316**	843,858
Zakat	**477**	(146)	**3,424**	3,664
	252,551	257,693	**821,740**	847,522

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	**129,462**	302,494	**543,817**	807,252
Foreign income tax	**23,737**	872	**75,374**	3,306
	153,199	303,366	**619,191**	810,558
Under/ (over) provision in prior years	**(47,641)**	1,640	**(142,924)**	1,036
Deferred tax expense				
- Origination and reversal of temporary differences	**103,253**	1,342	**150,248**	22,497
- Due to reduction in statutory rate	**1,003**	-	**39,651**	39,723
	104,256	1,342	**189,899**	62,220
Tax expense for the period	**209,814**	306,348	**666,166**	873,814
Zakat	**-**	1,252	**1,495**	3,624
	209,814	307,600	**667,661**	877,438

Domestic income tax is calculated at the Malaysian statutory tax rate of 26% (2007: 27%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The profit from the sale of unquoted investments of the Group and Bank amounted to RM37.16 million and RM40.68 million respectively while the profit from sale of properties amounted to RM6.63 million for both the Group and the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Establishment of an Islamic Banking Subsidiary- Maybank Islamic Berhad

Bank Negara Malaysia ("BNM") had given its approval on 21 July 2007 for Maybank to establish a subsidiary under the name "Maybank Islamic Berhad" ("MIB") to undertake the Islamic banking business and the setting up of an International Currency Business Unit within MIB.

On 16 November 2007, Maybank had entered into a business acquisition agreement with MIB to transfer its Islamic banking business in Malaysia to MIB for a total consideration to be determined later ("Business Acquisition Agreement"). In accordance with the order from High Court of Malaya (which was obtained on 12 December 2007) and the terms and conditions of the Business Acquisition Agreement, the aforesaid transfer has been completed on 1 January 2008.

The Minister of Finance has granted a licence to MIB on 28 December 2007, pursuant to section 3(4) of the Islamic Banking Act 1983, for MIB to commence and transact Islamic banking business with effect from 1 January 2008.

MIB has commenced operations on 1 January 2008.

(b) Rationalisation of Insurance and Takaful Business

Mayban Fortis Holdings Berhad ("MFHB") undertook a restructuring exercise to streamline the entire insurance and takaful business within its group of companies following the completion of acquisition of the entire equity of MNI Holdings Berhad ("MNIH") by MFHB in May 2006. The restructuring entailed the following:-

(i) Dissolution of MNI Life International (L) Ltd ("MNILIL")

On 10 April 2007, MNILIL commenced a members' voluntary winding-up pursuant to a special resolution under Section 131(1) of the Offshore Companies Act, 1990 and Section 254(1)(b) of the Companies Act, 1960. The dissolution of MNILIL was completed on 17 September 2007.

(ii) Transfer of Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad)("TN") and MNI Offshore Insurance (L) Ltd ("MNIOIL") to MFHB via a Dividend in Specie

On 30 August 2007, MNIB declared dividend amounting to RM107,882,500 to MFHB which was satisfied by shares held by MNIB in TN and MNIOL, at values equal to the original investment costs of MNIB in TNSB and MNIOIL. Therefore, TNB and MNIOIL became wholly-owned direct subsidiaries of MFHB.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(b) Rationalisation of Insurance and Takaful Business (Contd.)

(iii) Acquisition of Fortis Insurance International N.V.'s shareholdings in Mayban General Assurance Berhad ("MGAB") and Mayban Life Assurance Berhad ("MLAB")

Subsequent to the Share Sale Agreement with Fortis Insurance International N.V. ("Fortis") on 8 August 2007, MFHB acquired the shares held by Fortis in MGAB and MLAB for a purchase consideration equivalent to RM31,622,063 comprising:

- 3,948,649 ordinary shares of RM1.00 each in MGAB representing approximately 2.22% of the issued and paid up capital of MGAB; and

- 3,430,000 ordinary shares of RM1.00 each in MLAB representing approximately 3.43% of the issued and paid up capital of MLAB.

The purchase consideration of RM31,622,063 was satisfied by the issuance of 3,256,906 new ordinary shares in MFHB on 28 September 2007.

(iv) Transfer of Takaful Funds from Mayban Takaful Berhad ("MTB") to Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad ("TN")

MFHB will also consolidate its Takaful business as part of the internal restructuring exercise. MTB will transfer its Takaful Funds under a scheme pursuant to Section 51 of the Takaful Act, 1984 at a purchase consideration equivalent to the net tangible assets of the Takaful Funds as at the date of transfer based on the valuation carried out by the appointed actuary. The execution of the Scheme of transfer of the Takaful business was approved by BNM on 13 September 2007. The effective date for transfer of MTB into TN was on 1 December 2007.

(v) Capital Injection from Employee Provident Fund ("EPF")

Upon completion of event (iv) above, MFHB will enter into a Subscription Agreement with EPF for the subscription of 12,576,076 Non-Redeemable Preference Shares ("NRPS") of RM1.00 each in MFHB by EPF for a total issue price of RM116 million. The transaction was completed on 3 January 2008.

(c) Bonus Issue

On 20 February 2008, Maybank issued 976,057,505 new ordinary shares of RM1.00 each to the shareholders of Maybank whose names appear in the Record of Depositors as at the close of business at 5.00 p.m. on 20 February 2008 pursuant to the Bonus Issue of 1 new ordinary share for every 4 ordinary shares held.

The Bonus Shares have been listed and quoted on the Main Board of Bursa Malaysia Securities Berhad with effect from 9.00 a.m. on 21 February 2008.

The Bank has also issued and dispatched notices of allotment to the entitled shareholders on 27 February 2008.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(d) Memorandum of Understanding ("MOU") between Maybank and PT Panin Life Tbk ("Panin')

Maybank entered into a MOU with Panin on 30 March 2007 to commence discussion on a possible joint venture partnership via a 60% stake in PT Anugrah Life Insurance, a subsidiary of Panin.

On 6 November 2007, the Ministry of Finance of the Republic of Indonesia ("MOF") informed Panin that the MOF was unable at this stage to proceed to consider the application for approval on the above proposed acquisition due to the limitations of Article 43(2) of the MOF Regulation No. 426/MKM.06/2003 which requires a foreign company to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company.

The Board of Directors of Maybank and Mayban Fortis Holdings Berhad and its joint venture partner, Fortis, have agreed that Maybank's insurance and takaful holding company, Mayban Fortis Holdings Berhad ("Mayban Fortis") will replace Maybank to pursue the proposed acquisition of PT Anugrah Life Insurance.

Mayban Fortis had on 26 March 2008 obtained approval from Bank Negara Malaysia for the proposed acquisition which is one of the prerequisites in the submissions to the Indonesian authorities.

Panin and Mayban Fortis teams are currently preparing submissions to the relevant Indonesian authorities for approval of the acquisition.

(e) Sale of Non Performing Loans

On 8 January 2008, Maybank announced that it has entered into a conditional Sale and Purchase Agreement ("SPA") with Standard Chartered Bank (Hong Kong) Limited Alternative Investments and ORIX Leasing Malaysia Berhad for disposal of long-standing secured consumer non-performing loans.

The portfolio comprises 8,375 long outstanding consumer loans with a total face value of about RM1.4 billion. The loans are mainly secured by residential properties located across Malaysia.

The Agreement was reached by way of negotiations following a bid process that was held on 4 December 2007.

The approval for the sale was obtained from Bank Negara Malaysia on 21 February 2008. On 17 April 2008, the Vesting Order was obtained from the High Court to transfer the loan accounts sold to the buyer. The effective date of transfer is 22 April 2008, being the third (3rd) business day after the date of issue of the Vesting Order. The estimated gain on disposal is approximately RM140 million.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(f) Proposed Acquisition of Approximately 15% of the Total Charter Capital of Vietnam's An Binh Commercial Joint Stock Bank ("ABBank")

On 21 March 2008, Maybank announced that it has entered into an agreement with ABBank for the subscription by Maybank of approximately 15% of the total charter capital of ABBank for a total cash consideration of approximately Vietnam Dong ("VND") 2.1 trillion or the equivalent of approximately RM430 million, on or before 31 December 2008. Maybank may also take up an additional 5% equity in the near future, pending approval by the Vietnam government. Current regulations in Vietnam allow foreign banks to own up to 15% equity in a Vietnamese bank with the possibility of increasing the stake to 20% subject to approval by the government.

On the same date, Maybank has also entered into a strategic cooperation and knowledge transfer agreement with ABBank to provide technical assistance in consumer banking, network, treasury, business banking, risk management, human resource, information technology and corporate governance. ABBank will provide Maybank with infrastructure, facilities, logistics, support and resources in Vietnam.

Upon completion of the agreement, Maybank will emerge as a major shareholder of ABBank. The Electricity of Vietnam Group is ABBank's largest shareholder with a 28.3% equity in ABBank. The other major shareholder is The Hanoi Export-Import JSC (Geleximco), which holds 7.2% equity interest in ABBank.

The proposed acquisition is subject to the approval of the following:-

(a) Bank Negara Malaysia, if required;
(b) the shareholders of ABBank; and
(c) any other relevant authorities including the State Bank of Vietnam or other authorities in Vietnam.

(g) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion

On 26 March 2008, Maybank announced that it has entered into a Share Sale Agreement ("SSA') to acquire up to 100% of Sorak Financial Holdings Pte Ltd ("Sorak") for a cash consideration of approximately Indonesian Rupiah ("Rp") 13.9 trillion or the equivalent of approximately RM4.8 billion paving the way for Maybank to be a controlling shareholder of PT Bank Internasional Indonesia Tbk ("BII").

Sorak is 75%-owned by Fullerton Financial Holdings Pte. Ltd. ("FFH"), a wholly owned subsidiary of Temasek Holdings (Private) Limited and 25%-owned by Kookmin Bank ("KB"). Sorak owns approximately 55.7% equity interest in BII.

As a result of this transaction, Maybank will also be making a tender offer for the remaining 44.3% shares held by remaining shareholders of BII. The total amount involved for the tender offer is approximately Rp 11.0 trillion or the equivalent of approximately RM3.8 billion, bringing the total value of the potential acquisition to about Rp 24.9 trillion or the equivalent of approximately RM8.6 billion.

The completion is conditional upon approvals as stipulated below being obtained:

(i) Bank Negara Malaysia (which was obtained vide its letter dated 25 March 2008);
(ii) the shareholders of Maybank at an extraordinary general meeting to be convened; and
(iii) other relevant authorities as may be necessary from any governmental or regulatory body having jurisdiction over the entry into and completion of the SSA.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(g) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion (Contd.)

In addition, the completion is also conditional upon the following conditions precedent being fulfilled or duly waived:

(i) Maybank having to pass the fit and proper test as stipulated by Bank Indonesia;

(ii) all consents, approvals and actions of, filings with and notices, as may be necessary from any governmental or regulatory body or relevant competent authority having jurisdiction over the entry into and completion of the SSA, whether in or outside Indonesia, being granted or obtained and being in full force as at the Completion; and

(iii) no breach of the warranties as provided by FFH, KB and Maybank having occurred and the said warranties remaining true and correct as at Completion.

Barring unforeseen circumstances, the proposed acquisition is expected to be completed within six months following the signing of the SSA.

(h) Disposal of Mayban Investment Management Sdn Bhd ("MIM") to Mayban Fortis Holdings Berhad

Maybank and its subsidiary Aseambankers Malaysia Berhad ("Aseambankers") had on 27 March 2008 completed the disposal of MIM to Mayban Fortis Holdings Berhad, also a subsidiary of Maybank. The transaction comprise the sale of 5,000,000 ordinary shares in MIM, representing 100% of the issued and paid-up capital of MIM for a total cash consideration of RM23 million.

Maybank and Aseambankers held 61.525% and 38.475% shareholdings in MIM respectively.

(i) Proposed Acquisition of up to 20% of the Issued and Paid-Up Share Capital of Pakistan's MCB Bank Limited ("MCB")

On 3 May 2008, Maybank entered into five (5) separate Share Sales Agreements ("SPAs") with each of the respective party(ies):

(i) Mian Umer Mansha, Mian Hasan Mansha, Muhammad Saleem (collectively known to as the "Individual Sellers");
(ii) Muslim Commercial Bank Limited Employees' Pension Fund;
(iii) The Muslim Commercial Bank Limited Provident Fund;
(iv) Nishat Mills Limited Employees Provident Fund Trust; and
(v) Adamjee Insurance Company Limited,

for the acquisition of 94,241,527 ordinary shares of par value PKR10 each in MCB representing 15% of the issued and paid-up share capital of MCB for a cash price of PKR470 per MCB Share or a total cash consideration of approximately PKR44.29 billion or the equivalent of approximately RM2.17 billion (at the exchange rate of RM1.00 : PKR20.44, as at 2 May 2008).

(i) Proposed Acquisition of up to 20% of the Issued and Paid-Up Share Capital of Pakistan's MCB Bank Limited (Contd.)

Upon completion of SPAs, Maybank will emerge as a major shareholder of MCB.

On the same date, Maybank also entered into the following:

(i) an Agreement for the Right to Sell and Purchase Shares with the Individual Sellers wherein its terms and conditions will cause Maybank to acquire additional ordinary shares of par value PKR10 each in MCB of up to 5% of the issued and paid-up share capital of MCB; and

(ii) a Shareholders' Agreement with certain shareholders of MCB (the "Nishat Group') to reflect the long term relationship and strategic cooperation between Maybank and the Nishat Group.

The proposed acquisition is now conditional upon regulatory approvals, including approval from State Bank of Pakistan and Bank Negara Malaysia.

(j) Maybank and the Islamic Corporation for the Development of the Private Sector ("ICD") sign Memorandum of Understanding ("MOU") in relation to Global Takaful Business

On 7 May 2008, Maybank and ICD signed a MOU to jointly explore the feasibility of establishing an international takaful holding company with the vision to create a global leader in the takaful business. ICD is the commercial arm of the Islamic Development Bank.

Under the MOU, the proposed holding company to be set up aims to explore opportunities with the aim of creating takaful companies in both ICD member and non-member countries. The plan is for the proposed holding company to commence operations by end 2008.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

During the last financial year ended 30 June 2007, MTB had proceeded to file a counter-claim on a full indemnity basis against one of the bondholders and two of the other defendants to the suit.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers.

The trial dates are fixed for 7 July 2008 to 10 July 2008 and 4 August 2008 to 7 August 2008.

No provision is made in the Group's financial statements.

(b) In 2004, Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad) ("TN"), now a subsidiary of Maybank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter- claimed for loss and damage amounting to approximately RM284 million as a result of TN's alleged failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on with its project and therefore has suffered loss and damage. TN are proceeding with their claim and are resisting the 1st Defendant's counter-claim.

TN are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counter-claim.

The hearing date for TN's application for Order 14 (Summary Judgment) and to strike out the counter claim was postponed to 4 March 2008 for the defendant to file the affidavit in reply. The hearing date was then postponed to 12 May 2008 for both parties to file respective written submission on the agreed facts.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

MALAYAN BANKING BERHAD
(3818-K)
(Incorporated in Malaysia)

B12. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Net profit for the period (RM'000)	758,606	764,611	2,224,989	2,125,566
Weighted average number of ordinary shares in issue ('000) [1]	4,888,876	4,838,444	4,871,448	4,794,609
Basic earnings per share ('000) [1]	15.52 sen	15.80 sen	45.67 sen	44.33 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	3rd Quarter Ended		Cumulative 9 Months Ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Net profit for the period (RM'000)	758,606	764,611	2,224,989	2,125,566
Weighted average number of ordinary shares in issue ('000)	4,888,876	4,838,444	4,871,448	4,794,609
Effects of share option ('000)	8,132	15,854	5,484	12,439
Adjusted weighted average number of ordinary shares in shares in issue ('000) [1]	4,897,008	4,854,298	4,876,932	4,807,048
Diluted earnings per share ('000) [1]	15.49 sen	15.75 sen	45.62 sen	44.22 sen

[1] Adjusted for bonus issue of 1:4

By Order of the Board

Mohd Nazlan Mohd Ghazali
LS0008977
Company Secretary
14 May 2008

General Announcement
Reference No **MB-080507-61760**

Company Name : **MALAYAN BANKING BERHAD**
Stock Name : MAYBANK
Date Announced : 07/05/2008

Type : **Announcement**
Subject : **Maybank & ICD sign MOU in relation to global takaful business**

Contents :

Maybank wishes to announce that it had today entered into a memorandum of understanding (MOU) with Islamic Corporation for the Development of the Private Sector (ICD) to jointly explore the feasibility of establishing an international takaful holding company with the vision to create a global leader in the takaful business. ICD is the commercial arm of the Islamic Development Bank.

Under the MOU, the proposed holding company to be set up aims to explore opportunities with the aim of creating takaful companies in both ICD member and non-member countries.

The full text of the Press Release issued today is attached.

This announcement is dated 7 May 2008.



Maybank-ICD-Anncmt Bursa.doc

7 May 2008

Press Release

Maybank & ICD sign MOU in relation to global takaful business

Kuala Lumpur, 7 May 2008 - Maybank and the Islamic Corporation for the Development of the Private Sector (ICD) today signed a memorandum of understanding (MOU) to jointly explore the feasibility of establishing an international takaful holding company with the vision to create a global leader in the takaful business. ICD is the commercial arm of the Islamic Development Bank.

The strategic partnership proposes to leverage on Maybank Group's expertise in the takaful business as well as ICD's comprehensive knowledge of the Islamic markets in its member countries. The plan is for the new holding company to commence operations by end 2008.

Under the MOU, the proposed holding company to be set up aims to explore opportunities with the aim of creating takaful companies in both ICD member and non-member countries.

At the signing ceremony, Maybank was represented by its Chairman, Tan Sri Mohamed Basir Ahmad while ICD was represented by Mr Abderrazak Luoati, its Director of Investment.

Speaking at the ceremony, Tan Sri Mohamed Basir said Maybank was honoured to be selected by ICD to work together in this strategic partnership as it will enable the Group to expand its global presence in takaful business as well as

help meet the growing needs of customers who require syariah compliant insurance protection in these markets.

"As one of the largest takaful operators in the world, Maybank Group is in a unique position to provide our expertise in the takaful business while ICD will facilitate our joint entry into potential markets," he said.

He added that ICD which worked for the development of the private sector in its member countries, had strong connections in these markets to enable both parties to provide takaful services via the creation of a network of takaful companies.

"ICD is an ideal partner for Maybank to work with, to take takaful services global," said Tan Sri Basir. "We believe the opportunities are tremendous given that the global takaful business is expected to grow to over US$15 billion by 2015 from US$2 billion currently as well as the growing acceptance and importance of Islamic insurance schemes globally.

Mr Abderrazak Luoati highlighted the significance of the MOU to the growth of the takaful and financial markets of ICD member countries. He remarked, "The current penetration of takaful is extremely low in most of the Muslim countries. There is huge demand for takaful products, both in general and family takaful segments, and it is expected that the industry will grow further prompted by the booming economies and recognition of social benefits from insurance."

He further added that this bilateral cooperation between Muslim countries is one of the mandates of ICD and believed that in time, Muslim communities will benefit from this kind of strategic partnership.

Maybank's takaful business currently has operations in Malaysia and Pakistan.

About the Islamic Corporation for the Development of the Private Sector ("ICD")

The Islamic Corporation for the Development of the Private Sector ("ICD") is a multilateral organization, part of the Islamic Development Bank ("IDB") Group. ICD was established in November 1999 to promote economic development of its member countries in accordance with the principles of the Sharia through private sector development. ICD encourages the establishment, expansion and modernization of private enterprises through financing private sector enterprises or projects. ICD also provides advice to governments and private sector groups on policies to encourage the establishment, expansion and modernization of private enterprises, development of capital markets, best management practices and enhance the role of market economy. As at the end of April 2008, ICD has operations in 19 countries, with the total net approvals under ICD portfolio amounting to USD 744.54.million.

Reference No **CU-080514-37761**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 15/05/2008

Type : Announcement

Subject : MALAYAN BANKING BERHAD ("MAYBANK")

PROPOSED ACQUISITION OF UP TO 100% OF PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") WHICH HOLDS APPROXIMATELY 55.6% EQUITY INTEREST IN BII FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION");

AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING APPROXIMATELY 44.4% EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN FOR A TOTAL CASH CONSIDERATION OF UP TO APPROXIMATELY RP11.6 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.0 BILLION.

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Contents : We refer to the announcement made on 29 April 2008 in relation to the notice of Extraordinary General Meeting ("EGM") dated 30 April 2008.

On behalf of the Board of Directors of Maybank, Aseambankers Malaysia Berhad is pleased to announce that the shareholders of Maybank have approved the resolution in respect of the Proposal at the EGM held today.

This announcement is dated 15 May 2008.

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